Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

CONCERT PHARMACEUTICALS, INC.

at

$8.00 per share, in cash, plus one non-tradeable contingent value right per share, which represents the right to receive contingent payments of up to $3.50 per share, in cash, in the aggregate, upon the achievement of specified milestones, by

FOLIAGE MERGER SUB, INC.

a wholly owned indirect subsidiary of

SUN PHARMACEUTICAL INDUSTRIES LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON MARCH 3, 2023,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” or “Company Common Stock”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share (the “Common CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029 (the Common Cash Amount plus the Common CVR Amount, collectively being the “Offer Price”), in each case, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 19, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly owned indirect subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, (i) each issued and outstanding share of Company Common Stock (other than Shares (a) held in the treasury of the Company, (b) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser (other than Shares described in clause (c)), (c) irrevocably accepted for payment in the Offer or (d) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price (in cash, in the case of the Common Cash Amount), subject to any applicable withholding of taxes and without interest, and (ii) each issued and outstanding share of Series X1 Preferred Stock, par value $0.001 per share, of the Company (the “Preferred

Shares”) (other than Preferred Shares (a) held in the treasury of the Company or (b) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive (1) a cash amount equal to the Common Cash Amount multiplied by 1,000, in cash, subject to any applicable withholding of taxes and without interest, plus (2) the Common CVR Amount multiplied by 1,000, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per CVR, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent.

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the preceding clauses (i) through (iv), the “Company Board Recommendation”).

There is no financing condition to the Offer. The Offer is subject to certain conditions. See Section 13— “Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 11 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

February 2, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should (i) if you hold your Shares directly as the registered owner, (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, (b) mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and (c) either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3— “Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer, or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you prior to the expiration of the Offer. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to us pursuant to the Offer.

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

SUMMARY TERM SHEET

Foliage Merger Sub, Inc., a recently formed Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” or “Company Common Stock”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share (the “Common CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029 (the Common Cash Amount plus the Common CVR Amount, collectively being the “Offer Price”), in each case, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires. The information concerning the Company contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from or is based upon publicly available documents or records of the Company on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources as of the date hereof). Parent and Purchaser have not independently verified the accuracy or completeness of such information.

WHO IS OFFERING TO BUY MY SECURITIES?

•

Purchaser, which is a wholly owned indirect subsidiary of Parent, is offering to buy your securities. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Agreement and Plan of Merger, dated as of January 19, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, and activities relating to, or in connection with, the Offer. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent is the world’s fourth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. Supported by more than 40 manufacturing facilities, Parent provides high-quality, affordable medicines, trusted by healthcare professionals and patients, to more than 100 countries across the globe. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent has agreed, pursuant to the Merger Agreement, to cause Purchaser to, upon the terms of and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for Shares tendered and not validly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the issued and outstanding shares of Company Common Stock. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•

Purchaser is offering to pay (i) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one CVR per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. See also the Introduction.

•

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHAT IS A CVR AND HOW DOES IT WORK?

•

At or prior to the Acceptance Time (as defined below), Parent, Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A. (together with Computershare, the “Rights Agent”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by the Company stockholders and holders of certain Company Options, Company RSUs, Company PSUs and Company Warrants (as each is defined herein). Each CVR represents the non-transferable right to receive contingent payments, of up to $3.50 per CVR, payable to the Rights Agent for the benefit of the holders of CVRs, if the following milestones are achieved (each, a “Milestone”):

•

Milestone 1: $1.00 per CVR, the first time that in any Fiscal Year (as defined in the CVR Agreement) ending on or prior to March 31, 2027, the Net Sales (as defined in the CVR Agreement) of deuruxolitinib is equal to or exceeds $100.0 million.

•

Milestone 2: $2.50 per CVR, the first time that in any period of four consecutive Fiscal Quarters (as defined in the CVR Agreement) ending on or prior to December 31, 2029, the Net Sales of deuruxolitinib is equal to or exceeds $500.0 million.

•

The right to the contingent consideration evidenced by the CVR Agreement is a contractual right only. The CVRs will not be transferable, except in limited circumstances specified in the CVR Agreement and described below, will not be evidenced by a certificate or other instrument and will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, the Company or any of their respective affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable law.

•

Stockholders should read the CVR Agreement in its entirety for a more complete description of the Milestones summarized above and the CVRs. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

IS IT POSSIBLE THAT NO PAYMENTS WILL BECOME PAYABLE TO THE HOLDERS OF CVRS?

•	Yes. It is possible that neither Milestone will be achieved, in which case you will receive only the Common Cash Amount for any Shares you tender in the Offer and no payment with respect to your

CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement provides that Parent has the right, in its sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of deuruxolitinib in all respects; however, the CVR Agreement requires Parent, following the First Commercial Sale (as defined below) of deuruxolitinib in the United States, to use Diligent Efforts (as defined in the CVR Agreement) to achieve the Milestones. However, there can be no assurance that any of the Milestones will be achieved or that any payment with respect to your CVRs will be made.

•

For more information, see Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

MAY I TRANSFER MY CVRS?

•

The CVRs will not be transferable except: (i) upon death of a CVR holder by will or intestacy; (ii) pursuant to a court order of a court of competent jurisdiction; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by The Depository Trust Company or any successor thereto; (v) if the CVR holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (vi) by a holder of CVRs, at such holder’s option, to Parent or any of its affiliates, in which case such transferring holder abandons all of such holder’s remaining rights in a CVR. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser is making the Offer because Purchaser and Parent wish to acquire the Company. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among others, the following conditions:

•

there shall have been validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)), and not validly withdrawn prior to the expiration of the Offer, that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates, represent at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated without the imposition of a Burdensome Condition (as defined in this Offer to Purchase) that Parent (in its sole discretion) declines to accept;

•	there shall not have been enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree or statute, law (including common law), regulation, rule,

ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of applicable foreign, supranational, national, federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of competent and applicable jurisdiction, that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger or that imposes (or seeks to impose) a Burdensome Condition that Parent (in its sole discretion) declines to accept;

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

•

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and, without the consent of the Company, the Minimum Condition.

•

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•

Yes. Parent is a publicly traded company in India with an equity market capitalization of approximately $30 billion (based upon the closing price of Parent shares on the National Stock Exchange of India Ltd. on January 31, 2023). Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger (including payments for Company Options, Company PSUs, Company RSUs, Company Warrants, Preferred Shares and other payments referred to in the Merger Agreement, and including fees and expenses) will be approximately $596 million. In addition, Parent would need approximately $260 million (including fees and expenses) to pay the maximum aggregate amount that the holders of CVRs and holders of certain options would be entitled to if all of the Milestones are achieved. Parent and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses through a combination of Parent’s available cash on hand and short-term financing.

•

Parent expects to contribute or otherwise advance funds to enable Purchaser to consummate the Offer. Parent expects to have sufficient funds on hand at the expiration of the Offer to consummate the Offer and the Merger (including payments for Company Options, Company PSUs, Company RSUs, Company Warrants, Preferred Shares and other payments referred to in the Merger Agreement). In addition, Parent expects to have sufficient funds on hand to satisfy any payments when they are due under the CVR Agreement upon the achievement of any Milestone(s). The Offer is not conditioned upon any financing arrangements. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

No. We believe our financial condition is not material to your decision whether to tender your Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash), (ii) the Offer is not subject to any financing condition, (iii) Parent expects to have sufficient funds on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer and make any payments that the holders of the CVRs may be entitled to receive and (iv) if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares (a) held in the treasury of the Company, (b) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser (other than Shares described in clause (c)), (c) irrevocably accepted for payment in the Offer or (d) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) for the same cash price (i.e., the Offer Price) in the Merger, and Parent expects to have sufficient funds on hand to consummate the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, our financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until one minute after 11:59 p.m., New York City time, on March 3, 2023 (the “Expiration Date”) to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration time of the Offer as so extended. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement:

•

if, as of the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any condition set forth on Annex I of the Merger Agreement (the “Offer Conditions”) has not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser will extend the Offer for additional periods of up to ten business days (as determined by Purchaser in its discretion, subject to applicable Law, or such longer period as agreed upon by Parent and the Company) per extension, to permit such Offer Condition to be satisfied; and

•

Purchaser has agreed to extend the Offer from time to time for the minimum period required by any applicable Law, requirement, any interpretation or position of the SEC or its staff or the Nasdaq Global Market (“NASDAQ”) or its staff applicable to the Offer.

However, Purchaser will not be required to extend the Offer beyond the then scheduled Expiration Date to a date later than the End Date (as defined below). Subject to the parties’ respective termination rights under the Merger Agreement, without the Company’s prior written consent, Purchaser may not terminate or withdraw the Offer, or permit the Offer to expire, before the Expiration Date. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.” Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraph above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights” and Section 13—“Conditions of the Offer.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform the Depositary of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the expiration of the Offer. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to the Expiration Date unless Purchaser extends the Offer. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after April 3, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. See Section 4— “Withdrawal Rights.”

WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

•

No. Pursuant to Section 251(h) of the DGCL and due to obligations of the Parent, Purchaser and Company pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES THE COMPANY’S BOARD OF DIRECTORS THINK OF THE OFFER?

•

The Company’s board of directors has unanimously recommended that you accept the Offer. The Company’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the SEC concurrently with the filing of our Schedule TO dated February 2, 2023. See the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure the adoption of the Merger Agreement without any vote of the Company’s stockholders under Section 251(h) of the DGCL to complete the Merger. If the Merger occurs, the Company will become a wholly owned indirect subsidiary of Parent. At the Effective Time, (i) each issued and outstanding share of Company Common Stock (other than Shares (a) held in the treasury of the Company, (b) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser (other than Shares described in clause (c)), (c) irrevocably accepted for payment in the Offer or (d) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL), will be automatically converted into the right to receive (1) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (2) one CVR per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, and (ii) each issued and outstanding Preferred Share (other than Preferred Shares (a) held in the treasury of the Company or (b) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive (1) a cash amount equal to the Common Cash Amount multiplied by 1,000 (the “Preferred Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) the Common CVR Amount multiplied by 1,000 (the “Preferred CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per CVR, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029. See the Introduction.

•

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger will be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•

No. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable legal requirements) of the limited conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL and without a “subsequent offering period” (as defined in Rule 14d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), after which the Surviving Corporation will be a wholly owned indirect subsidiary of Parent and the Shares will no longer be publicly traded. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash and CVRs per Share (i.e., the Offer Price) as if you had tendered your Shares in the Offer. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On January 18, 2023, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on NASDAQ was $6.90. See Section 6—“Price Range of Shares; Dividends.”

•	On February 1, 2023, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on NASDAQ was $8.39. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will (i) pay you a dollar amount equal to the number of Shares you tendered multiplied by $8.00, in cash, subject to any applicable withholding of taxes and without interest, and (ii) issue you a number of CVRs equal to the number of Shares you tendered, subject to any applicable withholding of taxes and without interest, in each case, promptly following the time at which Purchaser accepts for payment Shares tendered in the Offer. The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument. Following the consummation of the Offer, holders of CVRs will receive the applicable payments, in each case subject to any applicable withholding taxes and without interest, upon the achievement of the applicable Milestone(s). See Section 1—“Terms of the Offer,” Section 2—“Acceptance for Payment and Payment for Shares” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

WHAT WILL HAPPEN TO MY PREFERRED SHARES IN THE OFFER?

•

The Offer is made only for Shares and is not made for any Preferred Shares. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding Preferred Share (other than Preferred Shares (i) held in the treasury of the Company or (ii) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive (i) the Preferred Cash Amount, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) the Preferred CVR Amount, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per CVR, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Conversion of Capital Stock at the Effective Time.”

HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

•	Company Options.

•

Each option to purchase Company Common Stock (“Company Option”), whether vested or unvested, that has a per share exercise price that is less than the Common Cash Amount that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company Option, without interest and subject to deduction of any required withholding under applicable tax law, (i) an amount in cash from Parent or the surviving corporation equal to the excess of the Common Cash Amount over the per share exercise price of such Company Option and (ii) one CVR.

•

Each Company Option that has a per share exercise price that is equal to or more than the Common Cash Amount but less than $11.50, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company Option, without interest and subject to deduction of any required withholding under applicable tax law, upon the occurrence of any Milestone Payment (as defined in the CVR Agreement) a cash payment, if any, equal to (A) the amount, if any, by which (i) the Common Cash Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid in respect of such share of Company Common Stock underlying such Company Option exceeds (ii) the per share exercise price of such Company Option, minus (B) the gross amount of Milestone Payments previously paid with respect to such share of Company Common Stock underlying such Company Option; provided, however, that any Company Option that has a per share exercise price equal to or greater than $11.50 will be cancelled at the Effective Time without any consideration payable therefor (whether in the form of cash or a CVR or otherwise) whether before or after the Effective Time.

•

Company RSUs. Each restricted stock unit of the Company subject to vesting conditions based solely on continued employment or service to the Company and its subsidiaries (“Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company RSU, without interest and subject to deduction of any required withholding under applicable tax law, (i) an amount in cash from Parent or the surviving corporation equal to the Common Cash Amount and (ii) one CVR.

•

Company PSUs. Each restricted stock unit of the Company subject to performance-based vesting conditions (“Company PSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive, at such time and subject to the satisfaction of the same performance and vesting terms and conditions as applied to such Company PSU immediately prior to the Effective Time, for each share of Company Common Stock underlying such Company PSU, subject to any applicable withholding of taxes and without interest, (i) an amount in cash from Parent or the surviving corporation equal to the Common Cash Amount and (ii) one CVR (the “Company PSU Payment”); provided, however, in the event that a Company PSU holder’s employment is terminated on or after the Effective Time (i) by Parent, the surviving corporation or any subsidiary of Parent or the surviving corporation without Cause (as defined in the Merger Agreement) or (ii) by such holder for Good Reason (as defined in the Merger Agreement), then such holder will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company

PSUs notwithstanding that such holder is no longer employed on the date such performance vesting terms and conditions are satisfied.

On January 18, 2023, the Company amended the outstanding Company PSUs such that, in the event the original performance-vesting condition (which is the notification of the Company by the U.S. Food and Drug Administration (the “FDA”) that it has accepted for filing a New Drug Application (an “NDA”) for deuruxolitinib, provided that the date of acceptance is on or before October 31, 2023) is not achieved, the Company PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the FDA as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance occurs no later than the first anniversary of the closing date of the Merger.

See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Equity Awards.”

HOW WILL MY OUTSTANDING COMPANY WARRANTS BE TREATED IN THE OFFER AND THE MERGER?

•

Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each pre-funded warrant to purchase shares of Company Common Stock (“Company Warrant”) that is issued, unexpired and unexercised immediately prior to the Effective Time will cease to represent a Company Warrant in respect of Company Common Stock and will become a Company Warrant exercisable for (i) an amount of cash equal to the product of (A) the aggregate number of shares of Company Common Stock for which such Company Warrant was exercisable immediately prior to the Effective Time and (B) the excess, if any, of the Common Cash Amount over the per share exercise price under such Company Warrant and (ii) the number of CVRs equal to the aggregate number of shares of Company Common Stock for which such Company Warrant was exercisable immediately prior to the Effective Time, in each case, subject to deduction for any required withholding under applicable tax law. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR CASH AND CVRS PURSUANT TO THE MERGER?

•

The receipt of cash and CVRs in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. With respect to the CVRs, the amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. We urge you to consult your tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the stockholders and beneficial owners of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or Preferred Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares or Preferred Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares or Preferred Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

•

Stockholders should be aware that the fair value of their Shares or Preferred Shares (as applicable) could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares or Preferred Shares, as applicable, could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares or Preferred Shares. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares or Preferred Shares, as applicable, is less than the price paid in the Offer and the Merger, as applicable. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

•

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL a copy of which is included as Annex II to the Company’s Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollar.

To All Holders of Shares of Common Stock of

CONCERT PHARMACEUTICALS, INC.

INTRODUCTION

Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” or “Company Common Stock”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share (the “Common Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share (the “Common CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029 (the Common Cash Amount plus the Common CVR Amount, collectively being the “Offer Price”), in each case, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 19, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a wholly owned indirect subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, or otherwise establish an exemption, you may be subject to U.S. federal backup withholding (at a rate currently equal to 24%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger.”

We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among others, the following conditions:

•

there shall have been validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the expiration of the Offer, that number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled affiliates, represent at least one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated without the imposition of a Burdensome Condition (as defined below) that Parent (in its sole discretion) declines to accept (the “HSR Condition”);

•

there shall not have been enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree (“Order”) or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect (“Law”) by or under the authority of applicable foreign, supranational, national, federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature (“Governmental Entity”) of competent and applicable jurisdiction, that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger or that imposes (or seeks to impose) a Burdensome Condition that Parent (in its sole discretion) declines to accept (the “Governmental Impediment Condition”);

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The conditions listed above, as well as any other conditions set forth on Annex I of the Merger Agreement are defined herein as the “Offer Conditions.”

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and, without the consent of the Company, the Minimum Condition.

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

The Offer will expire at one minute after 11:59 p.m., New York City time, on March 3, 2023, unless the Offer is extended. See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the preceding clauses (i) through (iv), the “Company Board Recommendation”).

For factors considered by the Company Board, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver (if permitted by applicable legal requirement) of certain conditions, the Merger will be effected. The Merger will become effective when a duly executed certificate of merger is filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Parent, the Company and Purchaser and specified in the certificate of merger) (the “Effective Time”).

At the Effective Time, (a) each issued and outstanding share of Company Common Stock (other than Shares (i) held in the treasury of the Company, (ii) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser (other than Shares described in clause (iii)), (iii) irrevocably accepted for payment in the Offer or (iv) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL (collectively, the “Excluded Shares”)), will be automatically converted into the right to receive (1) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (2) one CVR per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares, and (b) each issued and outstanding Preferred Share, (other than Preferred Shares (i) held in the treasury of the Company or (ii) held by a holder who is entitled to demand, and properly exercises and perfects, appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive (1) a cash amount equal to the Common Cash Amount multiplied by 1,000 (the “Preferred Cash Amount”), in cash, subject to any applicable withholding of taxes and without interest, plus (ii) the Common CVR Amount multiplied by 1,000 (the “Preferred CVR Amount”), subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon surrender of the certificate that formerly evidenced such Preferred Share or, with respect to uncertificated Preferred Shares, upon the receipt by the Depositary of an Agent’s Message relating to such Preferred Shares. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent.

The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of the Company Options, Company RSUs, Company PSUs, Company Warrants and Preferred Shares in the Merger. Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger” below describes certain U.S. federal income tax consequences generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer and holders of Shares or Preferred Shares that are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of the Company’s stockholders. Section 251(h) of the DGCL provides that a stockholder vote is not required to authorize a merger if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares under Section 251(h) of the DGCL to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned indirect subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The Offer will expire at one minute after 11:59 p.m., New York City time, on March 3, 2023 (the “Expiration Date”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Termination” occur.

Parent and Purchaser expressly reserve the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer, except that the Company’s prior written approval is required for Parent or Purchaser to:

(1)	amend, modify or waive the Minimum Condition;

(2)	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

(3)	reduce the Common Cash Amount except as required or provided by the terms of the Merger Agreement;

(4)	extend or otherwise change the Expiration Date of the Offer except as required or provided by the terms of the Merger Agreement;

(5)	change the form of consideration payable in the Offer;

(6)	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 13— “Conditions of the Offer;”

(7)

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or would reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such);

(8)	decrease the number of CVRs to be issued per Share except as required or provided by the terms of the Merger Agreement;

(9)

amend or modify the terms of the CVRs or the CVR Agreement (other than as provided by the terms of the Merger Agreement) in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Company Common Stock (in their capacities as such); or

(10)	take any action that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will (i) promptly accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and (ii) promptly after the Acceptance Time, pay for all such Shares. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Acceptance Time.”

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Merger Agreement and the restrictions identified in paragraphs (1) through (10) above.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement: that (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, subject to applicable Law, or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and (ii) Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the Nasdaq Global Market (“NASDAQ”) or its staff. However, Purchaser will not be required to extend the Offer beyond the then scheduled Expiration Date to a date later than the End Date (as defined below) (the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Subject to the parties’ respective termination rights under the Merger Agreement, without the Company’s prior written consent, Purchaser may not terminate or withdraw the Offer before the Expiration Date. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.” Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to (or otherwise will) extend the Offer. During any extension of the initial offering period pursuant to the paragraph above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL and without a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act).

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13—“Conditions of the Offer,” we will immediately after the Expiration Date irrevocably accept for payment all Shares tendered pursuant to the Offer (and not validly withdrawn) and, promptly after the Acceptance Time, pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Common Cash Amount therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

At or prior to the Acceptance Time, Parent will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with Computershare Trust Company, N.A. (the “Rights Agent”) governing the terms of the CVRs issued pursuant to the Offer. Neither Purchaser nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Contingent Value Rights Agreement.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3. Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the

Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered pursuant to the Offer (and not validly withdrawn) only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments pursuant to the Offer or the Merger, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) whose Shares are exchanged pursuant to the Offer or the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate currently equal to 24%. All stockholders that are U.S. persons whose Shares are exchanged pursuant to the Offer or the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are exempt from backup withholding. Exempt stockholders that are “U.S. persons” should complete and sign an IRS Form W-9 indicating their exempt status in order to avoid backup withholding. Stockholders that are not “U.S. persons” should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. Such a non-U.S. person should consult a tax advisor to determine which form is appropriate. An appropriate IRS Form W-8 may be obtained from the Depositary or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Information reporting to the IRS may also apply to the receipt of payment pursuant to the Offer or the Merger.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., New York City time, on March 3, 2023), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after April 3, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written notice or facsimile transmission of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 and otherwise as required by Rule 14e-1(c) under the Exchange Act.

5. Certain U.S. Federal Income Tax Considerations of the Offer and the Merger.

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, banks, brokers, dealers or traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, retirement plans, former U.S. citizens or long-term residents, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax, “qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund,” persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, stockholders that hold or have held, directly or pursuant to attribution rules, more than five percent of the Shares at any time during the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and persons who acquired their Shares upon the exercise of stock options or otherwise as compensation. The following discussion also does not address the tax consequences applicable to holders of Company Options, Company RSUs, Company PSUs, Company Warrants or any similar instrument with respect to Shares, stockholders and beneficial owners of the Company who exercise appraisal rights or any holder of Shares that owns, directly, indirectly, or constructively, any interest in Parent. This summary does not address the alternative minimum tax, any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any state, local, or non-U.S. tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a foreign corporation, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in each case is not subject to U.S. federal income tax on a net-income basis on income or gain from the Shares.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanges Shares for the Offer Price pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for the Offer Price pursuant to the Offer or the Merger.

No ruling has been requested from the IRS in connection with the Offer or the Merger and no such ruling will be requested. The discussion below neither binds the IRS nor precludes it from adopting a contrary position and there can be no assurance that the tax considerations described below will not be challenged by the IRS or sustained by a court if so challenged. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Offer or the Merger, or any related transactions. The use of words such as “will” and “should” in any tax-related discussion contained in this discussion is not intended to convey a particular level of comfort regarding a tax position or outcome. The following discussion assumes the form of the Offer and the Merger, and any related transactions will be respected by the IRS or a court if challenged by the

IRS. If the tax considerations described below are successfully challenged, the tax consequences of the Offer and the Merger may differ from the tax consequences described below.

This discussion is for information purposes only and is not intended as tax advice. Stockholders are urged to consult their tax advisors to determine the applicable U.S. federal, state, local and non-U.S. tax consequences, including any non-income tax consequences to them of exchanging Shares for the Offer Price pursuant to the Offer or the Merger in light of their particular circumstances.

U.S. Holders

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes and the timing and character of a portion of such gain or loss depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger. The receipt of the CVRs pursuant to the Offer or the Merger, as the case may be, might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed below. Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as a “closed transaction” and, alternatively, in the event it is treated as an “open transaction.” There is no authority directly addressing whether the receipt of contingent payment rights with characteristics similar to the rights under a CVR should be treated as a “closed transactions” or “open transaction,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR.

Treatment as Closed Transaction. If the receipt of the CVRs is treated as, or determined to be, part of a “closed transaction” for U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger, in an amount equal to the difference, if any, between the sum of (a)(i) the amount of cash the U.S. Holder receives (determined before the deduction, if any, of any withholding tax) and (ii) the “reasonably ascertainable” fair market value of the CVRs the U.S. Holder receives and (b) the U.S. Holder’s adjusted tax basis in the U.S. Holder’s Shares. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of the Company’s stock would be considered along with other factors in making that determination. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in a CVR will equal the fair market value of such CVR upon receipt. The holding period for the CVR will begin on the day following the date of the closing of the Offer or the Merger, as applicable.

There is no authority directly addressing the U.S. federal income tax treatment of the receipt of payments with respect to the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to such payments is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. Parent intends to treat any CVR payment (except to the extent of any imputed interest, as described below under “Imputed Interest”) as additional consideration for Shares tendered pursuant to the Offer or exchanged pursuant to the Merger. U.S. Holders should consult their tax advisors with respect to the treatment of the CVRs, including any payments made on the CVRs.

Treatment as Open Transaction. If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments with respect to the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such payments (less any imputed interest under Section 483 of the Code, as described below under “Imputed Interest”) may be treated, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest, generally first would be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder then would recognize gain with respect to a Share to the extent that the sum of (a) cash received pursuant to the Offer or the Merger and (b) the portion of CVR payments not treated as imputed interest, in each case, with respect to the Share exceeded the U.S. Holder’s adjusted tax basis in the Share. A U.S. Holder would recognize loss in a Share to the extent the basis in the Share exceeded the payments described in the previous sentence. Any such gain or loss would be long-term if the Shares were held for more than one year prior to such disposition. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Imputed Interest. Under either the “closed transaction” or “open transaction” treatment, a portion of any payment with respect to a CVR may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of the payment treated as imputed interest under Section 483 of the Code would be determined at the time such payment is made and generally would equal the excess of (a) the amount of the CVR payment over (b) the present value of such amount as of the closing of the Offer or the Effective Time (as applicable), calculated using the applicable federal rate as the discount rate. A U.S. Holder would include in its taxable income interest imputed pursuant to Section 483 of the Code using such holder’s regular method of accounting for U.S. federal income tax purposes.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

A U.S. Holder who exchanges Shares for the Offer Price pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Tendering Shares.”

As discussed above, the U.S. federal income tax treatment of the CVRs is unclear. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax treatment of the CVRs.

Non-U.S. Holders

A Non-U.S. Holder’s receipt of payment in exchange for Shares pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the Non-U.S. Holder is an individual who was present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the Offer or the Merger, as applicable, was consummated, and certain other conditions are met, in which case the non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or a fixed-base of the Non-U.S. Holder in the United States), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty).

Generally, if payments with respect to the CVRs are made to a Non-U.S. Holder more than one year after the closing of the Offer or the Effective Time (as applicable), unless a holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty (generally, by providing a properly completed IRS Form W-8BEN or W-8BEN-E or other applicable form), Parent expects to withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above). As discussed above, the tax treatment of the CVRs and payments with respect to the CVRs is unclear, and it is possible that Parent or an applicable withholding agent may be required to withhold additional amounts on payments with respect to the CVRs.

Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules and the treatment of the CVRs and payments with respect to the CVRs.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH AND CVRS FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE, NON-U.S., LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6. Price Range of Shares; Dividends.

The Shares are traded on NASDAQ under the symbol “CNCE.” The Company has advised Parent that, as of the close of business on January 31, 2023, 62,211,678 Shares were outstanding. The following table sets forth, for the fiscal quarters indicated, the high and low closing prices per Share on NASDAQ with respect to the fiscal years ended December 31, 2021, and December 31, 2022, and, with respect to the fiscal year ended December 31, 2023, through February 1, 2023, using Share data reported in published financial sources.

Fiscal Year Ended December 31, 2021	High	Low
First Quarter	$13.07	$4.86
Second Quarter	5.24	3.77
Third Quarter	4.15	3.17
Fourth Quarter	4.22	2.69

Fiscal Year Ended December 31, 2022	High	Low
First Quarter	$3.94	$2.73
Second Quarter	6.36	2.80
Third Quarter	7.20	4.27
Fourth Quarter	6.71	4.34

Current Fiscal Year	High	Low
First Quarter (through February 1, 2023)	$8.39	$5.98

On January 18, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $6.90. On February 1, 2023, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on NASDAQ during normal trading hours was $8.39 per Share.

The Company has never declared or paid cash dividends on its common stock. In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Company had indicated that it does not intend to pay cash dividends on its common stock in the foreseeable future and that, accordingly, stockholders of the Company must rely on capital appreciation, if any, for any return on their investment. Additionally, under the terms of the Merger Agreement, the Company is not permitted to declare or pay any dividends on or make other distributions in respect of any of its equity interests. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable after (but in any event on the same date as) the Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

NASDAQ Listing. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable after (but in any event on the same date as) the Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend to cause the Company to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the list of “margin securities” of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning the Company.

The following description of the Company and its business was taken from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

The Company is a late-stage clinical biopharmaceutical company that is developing deuruxolitinib (which the Company previously referred to as CTP-543), a novel, deuterated, oral Janus Kinase 1 and Janus Kinase 2 (JAK1/2) inhibitor. The Company has successfully completed two Phase 3 clinical trials of deuruxolitinib for the treatment of adults with moderate to severe alopecia areata, a serious autoimmune dermatological disease, and intends to file a New Drug Application (an “NDA”) with the U.S. Food and Drug Administration (the “FDA”).

The Company is a Delaware corporation that was incorporated on April 12, 2006, as Concert Pharmaceuticals, Inc. The Company’s corporate headquarters are located at 65 Hayden Avenue, Suite 3000N, Lexington, Massachusetts 02421. The Company’s telephone number at such corporate headquarters is (781) 860-0045.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at https://www.concertpharma.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by the Company. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Parent and Purchaser.

General. Purchaser is a Delaware corporation with its principal offices located at c/o Sun Pharmaceutical Industries, Inc., 2 Independence Way, Princeton, New Jersey 08540. The telephone number of Purchaser is (609)

720-9200. Purchaser is a wholly owned indirect subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is an entity organized under the laws of India with its principal office located at Sun House, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063 and its telephone number is (+91 22) 4324 4324. Parent is the world’s fourth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. Supported by more than 40 manufacturing facilities, Parent provides high-quality, affordable medicines, trusted by healthcare professionals and patients, to more than 100 countries across the globe.

The name, citizenship, business address, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Parent filings are also available to the public on the SEC’s website (http://www.sec.gov).

10. Background of the Offer; Contacts with the Company.

Past Contacts or Negotiations between Parent and the Company. The following is a description of contacts between representatives of Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer and the Merger

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser, nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate.

The following is a description of significant contacts between representatives of Parent, on the one hand, and representatives of the Company, on the other hand, that led to the signing of the Merger Agreement and commencement of the Offer. For a review of the Company’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which has been filed with the SEC and is being mailed to the Company’s common stockholders with this Offer to Purchase. The following chronology does not purport to catalogue every conversation with the Company or the representatives of the Company.

The Company is a late-stage clinical biopharmaceutical company that is developing deuruxolitinib (which the Company previously referred to as CTP-543), a novel, deuterated, oral Janus Kinase 1 and Janus Kinase 2 (JAK1/2) inhibitor. The Company has successfully completed two Phase 3 clinical trials of deuruxolitinib for the treatment of adults with moderate to severe alopecia areata, a serious autoimmune dermatological disease that results in patchy or complete scalp hair loss. Prior to the execution of the Merger Agreement, the Company publicly disclosed its intent to file an NDA with the FDA with respect to deuruxolitinib in the first half of 2023, and the projected commercial launch of deuruxolitinib in 2024.

From August 2021 through September 2022, representatives of Parent and the Company engaged in intermittent informal discussions regarding Parent’s interest in the deuruxolitinib program and desire to learn more about the Company’s product candidate and programs. These discussions on occasion involved exchanging confidential information pursuant to a mutual Confidential Disclosure Agreement, dated July 12, 2022 (the “Prior Confidentiality Agreement”). The Prior Confidentiality Agreement did not include a standstill obligation. On August 11, 2022, the Company granted Parent access to a virtual data room containing information regarding the deuruxolitinib program. These interactions, however, did not result in any proposal being made concerning a strategic transaction. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Confidentiality Agreements.”

On July 15, 2022, representatives of Parent and representatives of the Company held a virtual introductory meeting but did not discuss a potential acquisition or other transaction.

During the period beginning on September 11, 2022 and continuing until December 16, 2022, representatives of MTS Health Partners, L.P. (“MTS”), financial advisor to the Company in connection with the proposed transaction, on behalf of the Company, contacted 39 parties, including Parent, regarding a potential strategic transaction involving the Company’s deuruxolitinib program. Parent was subsequently provided access to the Company’s virtual data room for the strategic process, which included nonpublic information about the Company and the deuruxolitinib program, and participated in meetings with the Company’s senior management.

On September 21, 2022, representatives of Parent attended a management presentation at the Company’s offices in Lexington, Massachusetts conducted by members of Company management.

On September 25, 2022, representatives of MTS, on behalf of the Company, distributed a process letter to Parent, which requested a preliminary written non-binding proposal by November 4, 2022 for a potential strategic transaction with the Company to develop and commercialize deuruxolitinib.

From November 3, 2022 through November 7, 2022, representatives of Moelis & Company LLC (“Moelis”), financial advisor to Parent in connection with the proposed transaction, engaged in discussions with representatives of MTS regarding the November 4, 2022 bid deadline and Parent’s intentions to submit a proposal. During these discussions, representatives of MTS indicated that M&A interest was expressed by one party.

On November 11, 2022, representatives of Moelis, on behalf of representatives of Parent, submitted a letter to representatives of MTS containing a non-binding proposal in which Parent would assume all worldwide development and commercialization rights to deuruxolitinib for all indications (the “November 11 Proposal”). The November 11 Proposal provided high-level economic terms for the deuruxolitinib program, including an upfront cash payment of $200 million, plus a cash payment of $50 million upon FDA approval without a “Black Box warning,” plus a cash payment of $50 million on the first commercial sale of deuruxolitinib, plus cash payments of up to $210 million based on additional sales milestones, plus royalties in the range of 10 – 16%. The November 11 Proposal indicated that Parent would consider alternative structures for a strategic transaction if the Company was interested.

On November 17, 2022, representatives of MTS provided feedback from the Company to representatives of Moelis regarding Parent’s November 11 Proposal and indicated that the Company Board had questions on Parent’s proposal and remained open to an acquisition proposal.

On November 18, 2022, representatives of MTS had a discussion with representatives of Moelis and conveyed that the Company was firmly pursuing an acquisition. MTS requested that Parent submit a revised proposal for an acquisition of the Company by November 23, 2022.

On November 23, 2022, representatives of Moelis, on behalf of representatives of Parent, submitted a letter to representatives of MTS providing for a non-binding proposal to acquire all of the outstanding common stock of the Company at $7.00 per Share, plus a CVR of $1.00 per Share payable in cash if net sales of deuruxolitinib exceed $125 million in any four consecutive quarters by December 31, 2026 (the “November 23 Proposal”). The November 23 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence.

On November 30, 2022, representatives of MTS had a discussion with representatives of Moelis and conveyed the Company Board’s view that the November 23 Proposal did not adequately reflect the Company’s value and was insufficient to proceed with further discussions regarding a potential acquisition of the Company and that Parent should meaningfully improve its position on both upfront value and CVR sales threshold, with another CVR tied to higher sales, and further requested a revised proposal by December 7, 2022, ahead of the Company Board’s meeting on December 8, 2022. Representatives of Moelis informed representatives of MTS that Parent remained interested in acquiring the Company but was unwilling to “bid against itself” and requested that the Company submit a counteroffer to Parent.

On December 7, 2022, representatives of Moelis communicated to representatives of MTS that Parent would not be submitting a revised proposal without receiving additional information.

On December 9, 2022, representatives of MTS, on behalf of the Company, communicated the Company’s counterproposal to representatives of Moelis and emphasized the Company’s aim to announce a transaction by January 6, 2023 and that the counteroffer was contingent on Parent completing its due diligence review by this date.

Also on December 9, 2022, MTS, on behalf of the Company, provided a new form of confidentiality agreement to Moelis, on behalf of Parent, to be entered into in connection with the potential acquisition of the Company, which was negotiated over the next few days.

On December 13, 2022, representatives of Moelis informed representatives of MTS that Parent would accept the Company’s counterproposal on upfront price and the CVR, but that Parent was not willing to go beyond this improved offer, and that in exchange for Parent’s commitment to increase its offer, Parent would require exclusivity and an elongated target date of January 16, 2023 to execute a merger agreement. Representatives of MTS indicated that they would inform the Company Board of Parent’s response.

Also on December 13, 2022, following negotiation between the parties, Parent and the Company entered into a Confidentiality Agreement, dated December 13, 2022 (the “Confidentiality Agreement”), which included customary non-disclosure provisions and a standstill provision that prohibited Parent, for 12 months from the date of the confidentiality agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company, subject to certain customary fall-away provisions to the standstill in the event of the entry, commencement or public announcement of certain change of control transactions involving the Company and any third party. Following the execution of the Confidentiality Agreement through the execution of the Merger Agreement, representatives of Parent and its advisors participated in numerous calls and meetings with management of the Company and its advisors as part of Parent’s due diligence review. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Confidentiality Agreements.”

On December 14, 2022, representatives of Moelis, on behalf of representatives of Parent, submitted a letter to representatives of MTS containing a non-binding proposal to acquire all of the outstanding common stock of the Company at $8.00 per Share, plus a CVR of $1.00 per Share payable in cash if net sales of deuruxolitinib exceed $100 million in any calendar year by December 31, 2026, plus an additional CVR of $2.50 per Share payable in cash if net sales of deuruxolitinib exceed $500 million in any calendar year by December 31, 2029 (the “December 14 Proposal”). The December 14 Proposal also stated that Parent required an exclusivity period through January 15, 2023 within which to complete its due diligence and that Parent expected it would be in a position to announce a transaction with the Company at the end of the exclusivity period. The material terms of the December 14 Proposal were otherwise substantially the same as those of the November 23 Proposal.

On December 16, 2022, following negotiation between the parties, Parent and the Company entered into a letter agreement providing for exclusive negotiations between the parties until the first to occur of (1) 11:59 pm (Eastern Standard Time) on January 16, 2023, (2) the time at which Parent informs the Company that it will not proceed with a transaction unless the Company agrees to reduce the upfront cash consideration below $8.00 per share and/or reduce the cash CVR below $3.50 per share, unless otherwise agreed, (3) the execution of a definitive merger agreement between the parties with respect to a transaction and (4) the termination of negotiations between the parties with respect to a transaction.

Also on December 16, 2022, MTS, on behalf of the Company, provided Moelis, on behalf of Parent, with an initial draft of the Merger Agreement prepared by Goodwin Procter LLP (“Goodwin”), legal advisor to the Company in connection with the proposed transaction. The transaction under the draft Merger Agreement was structured as a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL.

Also on December 16, 2022, Goodwin provided Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to Parent in connection with the proposed transaction, with an initial draft of the CVR Agreement.

On December 21, 2022, representatives of Parent management and Moelis met virtually with representatives of the Company management and MTS to discuss outstanding due diligence items. In addition to its review of the virtual data room, from December 19, 2022, through the execution of the Merger Agreement, representatives of Parent and its advisors conducted a due diligence review and participated in numerous calls and meetings with senior management of the Company and its advisors as part of such due diligence review.

On December 28, 2022, Davis Polk provided a revised draft of the Merger Agreement to Goodwin.

From December 29, 2022 through January 18, 2023, representatives of Davis Polk, with input from Parent and its representatives, and representatives of Goodwin, with input from the Company Board and senior management of the Company, exchanged drafts and participated in discussions regarding the terms of the Merger Agreement, the CVR Agreement and related documents. The items negotiated with respect to the Merger Agreement, the CVR Agreement and related documents included, among other things, (1) the representations and warranties to be made by the parties, (2) the provisions relating to regulatory approval matters, (3) the restrictions on the conduct of the Company’s business until completion of the transaction, (4) exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (5) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (6) the conditions to completion of the Offer and the Merger, (7) certain matters regarding Company employees discussed below, (9) the remedies available to each party under the Merger Agreement, including the triggers for the termination fee payable to Parent, (10) the amount of such termination fee (which the parties ultimately agreed in the Merger Agreement to be 3.5% of the upfront equity value of the transaction), and (11) the terms of the CVR Agreement.

On January 6, 2023, Davis Polk provided a revised draft of the CVR Agreement to Goodwin.

Also on January 6, 2023, representatives of Moelis discussed Parent’s continued due diligence, particularly with respect to intellectual property matters, with representatives of MTS.

On January 10, 2023, representatives of MTS and Moelis, and senior management members of Parent and the Company further discussed outstanding due diligence items related to the Company’s intellectual property matters.

On January 13, 2023, the Company made its first communication to Parent, through representatives of Goodwin and Davis Polk, regarding certain employee retention and severance proposals previously discussed by the Company Board.

On January 15, 2023, representatives of Moelis communicated to representatives of MTS that Parent was willing to proceed on the currently proposed terms but would like to extend the exclusivity period through January 18, 2023.

On January 15, 2023, Davis Polk provided Goodwin with a draft letter agreement proposing to extend the exclusivity period until January 23, 2023.

On January 16, 2023, the Company Board approved an extension of the exclusivity period through January 18, 2023.

On January 17, 2023, following negotiation between the parties, Parent and the Company executed a letter agreement extending the exclusivity period through January 18, 2023, as further described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Exclusivity Agreement.”

Also on January 17, 2023, members of Parent management and Company management had their first discussion regarding certain proposals for retention and a change-in-control severance program for Company employees. Representatives of Moelis and MTS were also in attendance during these discussions. As a result of further discussion between the parties, with the involvement of Wilfred Jaeger (chairman of the compensation committee of the Company Board), on January 18, 2023, Parent and the Company agreed on a change-in-control severance program for non-executive Company employees and a recognition and retention pool of $250,000 for certain Company employees in connection with the proposed transaction.

On January 18, 2023, representatives of Goodwin and Davis Polk finalized the open items in the Merger Agreement, the corresponding disclosure schedules and the CVR Agreement, and represenatives of Parent communicated to representatives of the Company that Parent had completed its due diligence review. The Company also communicated to Parent, in each case through their advisors, that the Company Board had authorized the Company to enter into the Merger Agreement.

Also on January 18, 2023, the board of directors of Parent held a meeting at which members of management were present, to consider approval of the proposed transaction with the Company. The board of directors of Parent reviewed the terms of the final proposed transaction documentation, including the Merger Agreement and the CVR Agreement. After discussion, the board of directors of Parent authorized Parent to enter into the Merger Agreement and unanimously passed resolutions (1) approving, adopting and declaring advisable the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (2) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable, fair and in the best interests of Parent and its stockholders.

Early in the morning of January 19, 2023, Parent, Purchaser and the Company executed the Merger Agreement.

Before the opening of trading of the stock markets on January 19, 2023, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the Shares at the Offer Price.

On February 2, 2023, Purchaser commenced the Offer and filed this Schedule TO.

11. Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for the Company.

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth (other than with respect to any payments with respect to the CVRs).

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for the Company. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation, and the bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except that references therein to the name of Purchaser will be replaced with references to the name of the Surviving Corporation), in each case, until thereafter amended in accordance with its respective terms and as provided by applicable law and otherwise pursuant to the terms of the Merger Agreement. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Board of Directors and Officers” below.

Parent and Purchaser are continuing to conduct a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with the Company’s or Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the purchase, sale or transfer of a material amount of assets of the Company.

Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser” under “Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer no later than February 2, 2023. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or, to the extent waivable by Parent or Purchaser, the waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer.” Subject to the satisfaction or waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, promptly after Expiration Date, accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, promptly after the Acceptance Time, pay or cause to be paid for such Shares. The Offer will expire at one minute after 11:59 p.m., New York City time, on March 3, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser expressly reserve the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer, except that the Company’s prior written approval is required for Parent or Purchaser to:

•	amend, modify or waive the Minimum Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

•	reduce the Common Cash Amount except as required or provided by the terms of the Merger Agreement;

•	extend or otherwise change the Expiration Date of the Offer except as required or provided by the terms of the Merger Agreement;

•	change the form of consideration payable in the Offer;

•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 13— “Conditions of the Offer”;

•

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or would reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such);

•	decrease the number of CVRs to be issued per Share except as required or provided by the terms of the Merger Agreement;

•

amend or modify the terms of the CVRs or the CVR Agreement (other than in accordance with the terms thereof) in any manner adversely affecting, or that would reasonably be expected to have an adverse effect on, any of the holders of Shares (in their capacities as such); or

•	take any action that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, or may in its discretion extend the Offer. Specifically, the Merger Agreement provides that:

•

if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, subject to applicable Law, or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and

•	Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or NASDAQ or its staff.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as April 19, 2023, or as late as July 19, 2023, in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without the Company’s prior written consent.

Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Acceptance Time without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.

The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with its terms and as provided by applicable Law.

The bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation (except that references therein to the name of Purchaser will be replaced with references to the name of the Surviving Corporation) until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with its terms and as provided by applicable Law.

For six years after the Effective Time, the Surviving Corporation will fulfill the obligations of the Company pursuant to any indemnification provision (including advancement of expenses) and any exculpating provision set forth in the certificate of incorporation or bylaws in effect as of the date of the Merger Agreement.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver of the following conditions prior to the Effective Time:

•

there has not been issued any temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger issued by any Governmental Entity of competent and applicable jurisdiction that remains in effect, and there has not been any applicable Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Board of Directors and Officers

At the Effective Time, the board of directors and officers of the Surviving Corporation will be the individuals who served as the directors and officers of Purchaser, respectively, as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

Conversion of Capital Stock at the Effective Time

At the Effective Time, each Share (other than Shares (a) held in the treasury of the Company, (b) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser (other than Shares described in clause (c)), (c) irrevocably accepted for payment in the Offer (the shares described in clauses (a)-(c), collectively, the “Excluded Shares”) or (d) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL (the Shares described in clause (d), the “Common Appraisal Shares”)) will be automatically converted into the right to receive the Offer Price (the “Common Consideration”), subject to any applicable withholding of taxes and without interest.

At the Effective Time, each issued and outstanding Preferred Share (other than Preferred Shares (i) held in treasury of the Company or (ii) held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL (the Preferred Shares described in clause (ii), “Preferred Appraisal Shares”) will be automatically converted into the right to receive the Preferred Consideration (the Common Consideration and the Preferred Consideration, collectively, the “Merger Consideration”), subject to any applicable withholding of taxes and without interest.

At the Effective Time, all of the Shares (other than Excluded Shares) and Preferred Shares (other than Preferred Shares held in the treasury of the Company) will cease to be outstanding, will automatically be cancelled and will cease to exist, and each certificate formerly representing any Shares (other than Excluded Shares and Common Appraisal Shares) or Preferred Shares (other than Preferred Shares held in the treasury of the Company and Preferred Appraisal Shares) and each non-certificated Share (other than Excluded Shares and Common Appraisal Shares) or Preferred Share (other than Preferred Shares held in the treasury of the Company and Preferred Appraisal Shares) represented by book entry will thereafter represent only the right to receive the applicable Merger Consideration, subject to any applicable withholding of taxes and without interest.

Each Excluded Share described in clause (a) and (c) in the definition of Excluded Shares and Preferred Shares held in the treasury of the Company will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist. Each Excluded Share described in clause (b) in the definition of Excluded Shares will be converted into such number of shares of the Surviving Corporation such that immediately following the Merger the holders of such Excluded Shares hold the same percentage interest in the Surviving Corporation as they held in the Company immediately prior to the Merger.

At the Effective Time, each share of common stock of Purchaser, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be automatically converted into one share of common stock of the Surviving Corporation, par value $0.001 per share.

Prior to the Effective Time, Parent will deposit, or will cause to be deposited, with Computershare Trust Company, N.A. (the “Paying Agent”), cash amounts sufficient to enable the Paying Agent to make payments of the aggregate cash Merger Consideration payable pursuant to the Merger Agreement to holders of Shares and Preferred Shares outstanding immediately prior to the Effective Time. For the avoidance of doubt, Parent will not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

Treatment of Equity Awards

Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

•	Company Options.

•

Each option to purchase Company Common Stock (“Company Option”), whether vested or unvested, that has a per share exercise price that is less than the Common Cash Amount that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company Option, without interest and subject to deduction of any required withholding under applicable tax law, (i) an amount in cash from Parent or the surviving corporation equal to the excess of the Common Cash Amount over the per share exercise price of such Company Option and (ii) one CVR.

•

Each Company Option that has a per share exercise price that is equal to or more than the Common Cash Amount but less than $11.50, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company Option, without interest and subject to deduction of any required withholding under applicable tax law, upon the occurrence of any Milestone Payment (as defined in the CVR Agreement) a cash payment, if any, equal to (i) the amount, if any, by which (A) the Common Cash Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid in respect of such share of Company Common Stock underlying such Company Option exceeds (B) the per share exercise price of such Company Option, minus (ii) the gross amount of Milestone Payments previously paid with respect to such share of Company Common Stock underlying such Company Option; provided, however, that any Company Option that has a per share exercise price equal to or greater than $11.50 will be cancelled at the Effective Time without any consideration payable therefor (whether in the form of cash or a CVR or otherwise) whether before or after the Effective Time.

•

Company RSUs. Each restricted stock unit of the Company subject to vesting conditions based solely on continued employment or service to the Company and its subsidiaries (“Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of Company Common Stock underlying such Company RSU, without interest and subject to deduction of any required withholding under applicable tax law, (i) an amount in cash from Parent or the surviving corporation equal to the Common Cash Amount and (ii) one CVR.

•

Company PSUs. Each restricted stock unit of the Company subject to performance-based vesting conditions (“Company PSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive, at such time and subject to the satisfaction of the same performance and vesting terms and conditions as applied to such Company PSU immediately prior to the Effective Time, for each share of Company Common Stock underlying such Company PSU, without interest and subject to deduction of any required withholding under applicable tax law, (i) an amount in cash from Parent or the surviving corporation equal to the Common Cash Amount and (ii) one CVR (the “Company PSU Payment”); provided, however, in the event that a Company PSU holder’s employment is terminated on or after the Effective Time (i) by Parent, the surviving corporation or any subsidiary of Parent or the surviving corporation without Cause or (ii) by such holder for Good Reason, then such holder will remain eligible to receive the Company PSU Payment upon achievement of the performance vesting terms and conditions applicable to such holder’s Company PSUs notwithstanding that such holder is no longer employed on the date such performance vesting terms and conditions are satisfied.

On January 18, 2023, the Company amended the outstanding Company PSUs such that, in the event the original performance-vesting condition (which is the notification of the Company by the FDA that it has accepted for filing an NDA for deuruxolitinib, provided that the date of acceptance is on or before October 31, 2023) is not achieved, the Company PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the FDA as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance occurs no later than the first anniversary of the closing date of the Merger.

Company Warrants

At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each pre-funded warrant to purchase shares of Company Common Stock (“Company Warrant”) that is issued, unexpired and unexercised immediately prior to the Effective Time will cease to represent a Company Warrant in respect of Company Common Stock and will become a Company Warrant exercisable for (i) an amount of cash equal to the product of (A) the aggregate number of shares of Company Common Stock for which such Company Warrant was exercisable immediately prior to the Effective Time and (B) the excess, if any, of the Common Cash Amount over the per share exercise price under such Company Warrant and (ii) the number of CVRs equal to the aggregate number of shares of Company Common Stock for which such Company Warrant was exercisable immediately prior to the Effective Time, in each case subject to deduction for any required withholding under applicable Tax Law. The Company has agreed to comply with the notice and exercise provisions in the Company Warrants applicable in connection with the Transactions and to use its commercially reasonable efforts to cause the holder(s) of the Company Warrants to exercise such Company Warrants prior to the Acceptance Time. Under no circumstances will any interest be payable with respect to the amounts payable in respect of any Company Warrants.

Representations and Warranties

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	SEC filings and financial statements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	disclosure controls and internal controls over financial reporting;

•	absence of certain changes and Material Adverse Effect from December 31, 2021 through the date of the Merger Agreement;

•	title to assets and real property;

•	intellectual property;

•	data privacy, data security and computer systems;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	opinion of the Company’s financial advisor; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” A “Company Material Adverse Effect” means, with respect to the Company, any event, change, effect, occurrence, circumstance or development (“Effect”) which, individually or in the aggregate, (a) has had or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its subsidiaries (together, the “Acquired Companies”) taken as a whole or (b) would reasonably be expected to prevent or materially delay the Company from consummating the Offer and the Merger. Clause (a) of the definition of “Company Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been, or would reasonably be expected to be a Company Material Adverse Effect:

(i)

changes in the Company’s stock price or trading volume (provided that the exception in this clause will not prevent or otherwise affect a determination that any effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(ii)

any failure by the Company to meet, or changes to, published or internal estimates, projections, expectations, budgets, guidance, milestones, or forecasts of revenue, earnings, cash burn-rate, cash flow, cash position or any other financial or performance measures or operating statistics (whether made by the Company or any Third Parties) (provided that the exception in this clause will not prevent or otherwise affect a determination that any effect underlying such failure or change has resulted in, or contributed to, a Company Material Adverse Effect);

(iii)

any continued losses from operations or decreases in the cash balances of the Acquired Companies (provided that the exception in this clause will not prevent or otherwise affect a determination that any effect underlying such loss or decrease has resulted in, or contributed to, a Company Material Adverse Effect);

(iv)

changes in the conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, and (C) changes in the rate of increase or decrease of inflation;

(v)	changes in the general conditions in any industry in which the Acquired Companies operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world;

(vi)	changes in the political conditions in the United States (including a government shutdown) or any other country or region in the world;

(vii)

acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world, including the current conflict between the Russian Federation and Ukraine or any change, escalation or worsening thereof;

(viii)

earthquakes, hurricanes, tsunamis, tornadoes, naturally occurring floods, mudslides, wild fires, weather conditions, epidemics, pandemics (including COVID-19 and any COVID-19 Measures), quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing;

(ix)

the negotiation, execution, announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions, or the identity of Parent or any of its affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its affiliates), including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, governmental entities or other Third Parties (provided that the exception in this clause will not apply when used in any representation or warranty that specifically references the consequences of the execution, delivery or announcement of the Merger Agreement or the pendency or consummation of the Offer, the Merger or the other Transactions or for purposes of the Offer Condition set forth in clause (2)(c) of Annex I to the Merger Agreement as applied to any such representation or warranty);

(x)

(A) any action taken at the written request of Parent or Purchaser, (B) any action taken that is expressly required by this Agreement or (C) any failure to take any action that is expressly prohibited by Section 6.1(b) of the Merger Agreement to the extent that Parent has unreasonably withheld consent under Section 6.1(b) of the Merger Agreement;

(xi)

changes or proposed changes in Law or other legal or regulatory conditions (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law or policy (or the enforcement or interpretation thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby;

(xii)	changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing);

(xiii)	any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any Shares or Preferred Shares pursuant to the DGCL in connection herewith; and

(xiv) regulatory,

preclinical or clinical, competitive, pricing, reimbursement or manufacturing events, Effects relating to or affecting any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining, making or maintaining any regulatory application, filing or approval relating to any products or product candidates of the Company, (B) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Entity relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company (or the manufacture or commercialization thereof), or any other regulatory or preclinical or clinical development relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, (C) any delay, hold or termination of any preclinical or clinical study, trial or test with respect to any products or product candidates of the Company or any delay in launching commercial sales of any products or product candidates of the Company (including any such delay, hold or termination related to, or resulting from, COVID-19 or any COVID 19 Measures), (D) any results, outcomes, data, adverse events, side effects (including toxicity) or safety observations related to or arising from any preclinical or clinical studies, trials or tests with respect to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, or announcements of any of the foregoing, (E) approval by the FDA or another Governmental Entity, market entry or threatened market entry of any product or product candidate competitive with or related to any products or product candidates of the Company, (F) any adverse events affecting patient enrollment or failure to participate with respect to clinical trials for any products or product candidates of the Company, (G) any production or supply chain disruption affecting the manufacture of any products or product candidates of the Company (including any such production or supply chain disruption related to, or resulting from, COVID-19 or any COVID 19 Measures), or (H) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Governmental Entities or representatives of any of the foregoing, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, in each case not resulting from or arising out of any wrongdoing by any Acquired Company or any of their respective affiliates or representatives (provided that the exception in this clause will not apply for purposes of Article 3 of the Merger Agreement but will, for the avoidance of doubt, apply for all other purposes (including Annex I to the Merger Agreement));

provided that such Effects referred to in clauses (iv), (v), (vi), (vii), (viii), (xi) and (xii) may be taken into account to the extent any of the Acquired Companies is disproportionally affected relative to other similarly-situated companies in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	corporate matters, such as due organization, good standing, power and authority;

•	absence of litigation;

•	authority relative to the Merger Agreement;

•	the formation and activities of Purchaser;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	ownership of securities of the Company;

•	sufficiency of funds to consummate the Offer and the Merger;

•	compliance with legal requirements for purposes of the Offer documents;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9; and

•	ownership of securities of Purchaser.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality,” the ability to consummate the transactions contemplated by the Merger Agreement or “Parent

Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or materially delay the performance by Parent of any of its obligations under the Merger Agreement or the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions contemplated by the Transaction Documents.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance written notice to the Company, the Company will provide Parent’s representatives reasonable access, during normal business hours, to the Acquired Companies’ books and records and, during such period, the Company will furnish promptly to Parent all readily available information concerning its business and will make available its representatives as Parent may reasonably request. Nothing herein will require the Acquired Companies to permit any inspection or other access, or to disclose any information to the extent: (i) such disclosure in the reasonable judgment of the Company could: (a) result in the disclosure of any trade secrets of Third Parties; (b) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy; (c) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine; (d) violate any Law; or (e) materially interfere with the conduct of the Acquired Companies’ business; or (ii) such information is included in the minutes of the meetings of the board of directors or its committees and relates to the discussion by the board of directors or any applicable committee of the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the board of directors, whether in connection with a specific meeting, or otherwise relating to such subject matter); provided that the Acquired Companies will use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply. Any such access will be afforded and any such information will be furnished solely at Parent’s expense. With respect to the information disclosed pursuant to this paragraph, Parent will comply with, and will cause Parent’s representatives to comply with, all obligations under the Confidentiality Agreement dated December 13, 2022, between the Company and Parent.

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement through the earlier of the Effective Time or the termination of the Merger Agreement, the Company will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and to preserve intact its material relationships with third parties except as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned in certain cases), as set forth on the confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement, as expressly provided by the Merger Agreement or as required by the rules or regulations of NASDAQ. In addition, during any period of full or partial suspension of operations related to COVID-19, the Acquired Companies may continue any changes in their respective business practices adopted prior to the date hereof to address and adapt to COVID-19 and any COVID-19 Measures, and the Company may take such further actions as it deems advisable or necessary to address and adapt to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Acquired Companies’ employees, suppliers, partners and other individuals having business dealings with the Acquired Companies or (B) respond to Third Party supply or service disruptions caused by COVID-19 or any COVID-19 Measures, provided that unless doing so is impracticable due to emergency or urgent circumstances, the Company will provide advance notice to and reasonably consult with Parent prior to or promptly following the taking of any action that would be otherwise prohibited or restricted by the Merger Agreement.

In addition, during the period from the date of the Merger Agreement through the earlier of the Effective Time or the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned in certain cases), as set forth on the confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement, as expressly required by the Merger Agreement or required by applicable Law, or as required by the rules or regulations of NASDAQ, the Company will not, and will not permit its subsidiaries to:

•	amend the Company certificate of incorporation or the Company bylaws, or amend any other organizational documents of the Acquired Companies (whether by merger, consolidation or otherwise);

•

establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) cash dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent and (y) distributions resulting from the vesting or exercise of any Company Compensatory Award outstanding as of the date of the Merger Agreement and listed on the confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement in accordance with its terms as of the date of the Merger Agreement;

•	split, combine, subdivide or reclassify any capital stock (including the Shares) of the Acquired Companies;

•

purchase, redeem or otherwise acquire any Equity Securities of any Acquired Company, except for acquisitions of Shares by the Company in satisfaction by holders of Company Compensatory Awards of the applicable exercise price or withholding taxes with respect to such Company Compensatory Award in accordance with its terms;

•

issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance (other than transfer restrictions arising under applicable Law) or dispose of any Equity Securities of any Acquired Company, other than the issuance of shares of Company Common Stock upon the exercise, conversion or settlement of the Company Preferred Stock, Company Warrants or Company Compensatory Awards that are outstanding on the date of the Merger Agreement, in accordance with the terms of the Certificate of Designation, Company Warrants or Company Compensatory Awards, as applicable, as in effect on the date of the Merger Agreement, or amend any term of any Equity Security of any of the Acquired Companies (including the Company Warrants) (in each case, whether by merger, consolidation or otherwise);

•

adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Acquired Companies;

•

except as set forth on the confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement or as required under any Company Benefit Plan as in effect on the date of the Merger Agreement or under applicable Law, (i) establish, adopt, enter into, terminate or materially amend any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date of the Merger Agreement), (ii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date of the Merger Agreement), (iii) grant or increase any severance, retention or termination pay to any current or former employee, officer, director or independent contractor of any Acquired Company, (iv) grant any current or former employee, officer, director or independent contractor of any of the Acquired Companies any increase in compensation or benefits (other than increases in base salary for employees at a level below Vice President in connection with ordinary course merit and annual review increases of up to 3%), (v) grant any equity, equity-based or other incentive awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former employee, officer, director or independent contractor of any of the Acquired Companies, (vi) hire any employees (at the level of Vice President or higher), (vii) terminate the employment of any employees at the level of Vice President or higher other than for cause or (viii) enter into, modify or terminate any Collective Bargaining Agreement;

•

acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than one or more acquisitions in the ordinary course of business that, individually or in the aggregate, involve a purchase price of not more than $100,000 individually or $250,000 in the aggregate;

•

sell, lease, license, sublicense, pledge, assign, transfer, subject to any encumbrance, abandon, permit to lapse, or otherwise dispose of or grant any other right or immunity (including any option, right of first refusal or other preferential right or covenant not to sue) with respect to any material assets or material properties (other than Company intellectual property, which is addressed below) except (A) pursuant to contracts or commitments existing as of the date of the Merger Agreement that are made available to Parent, (B) sales of obsolete equipment in the ordinary course of business or (C) certain permitted encumbrances;

•

sell, lease, license, sublicense, pledge, assign, transfer, subject to any encumbrance, abandon, permit to lapse, or otherwise dispose of or grant any other right or immunity (including any option, right of first refusal or other preferential right or covenant not to sue) under any intellectual property, except (A) pursuant to contracts or commitments existing as of the date of the Merger Agreement that are made available to Parent, (B) non-exclusive licenses pursuant to clinical trial agreements, supply agreements or other similar agreements under which services are provided to an Acquired Company, in each case that are entered into in the ordinary course of business and where the grant of rights to use any Company intellectual property are incidental, and not material to, any performance under each such agreement or (C) certain permitted encumbrances;

•

change any of the accounting methods used by the Company affecting its assets, liabilities or business, except for such changes that are required by the United States generally accepted accounting principles (“GAAP”) or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC documents filed with or furnished to the SEC prior to the date of the Merger Agreement and made available to Parent;

•

incur, issue or assume any indebtedness, except for intercompany loans between the Company and any of its wholly owned subsidiaries or between any wholly owned subsidiaries of the Company, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than any Acquired Company);

•

enter into, modify in any material respect, amend in any material respect or voluntarily terminate any material contract (or any contract that would have been a material contract if in effect on the date of the Merger Agreement), or otherwise waive or release any material rights, claims or benefits thereunder, provided that the Company may enter into a settlement, conciliation or similar contract to the extent such contract provides for or relates to the settlement of any legal proceeding permitted under the Merger Agreement;

•	incur any capital expenditures other than consistent with the capital expenditure budget;

•	settle (or offer to settle) any legal proceeding other than a settlement solely for monetary damages of no more than $100,000 individually or $250,000 in the aggregate;

•

(A) make or change any material tax election, (B) change any annual tax accounting period, (C) change any material method of tax accounting, (D) enter into any closing agreement with respect to material taxes, (E) file any material amended tax return, (F) settle or surrender any material tax claim, audit or assessment or (G) waive or extend the statute of limitations with respect to any material tax or material tax return;

•	acquire any interest in real property or extend, amend or otherwise waive or release any material rights, claims or benefits under any lease with respect to any leased real property;

•	commence preclinical or clinical development, study, trial or test with respect to any products or product candidates that is not a Company Product as of the date of the Merger Agreement; or

•	authorize, commit or agree to take any of the foregoing actions.

Filings, Consents and Approvals

Each of the Company, Parent and Purchaser (A) will promptly use its reasonable best efforts to provide all information requested by any Governmental Entity in connection with the Offer, the Merger or any of the other Transactions and (B) use its reasonable best efforts to take, and cause its subsidiaries or affiliates to take, all actions and steps necessary to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or any clearance or approval required under any other applicable Antitrust Laws in connection with the Transactions as soon as reasonably possible, but in any event in order to enable the Transactions to close on or before the End Date. Notwithstanding anything to the contrary contained in the Merger Agreement, Parent, its affiliates and Purchaser will not be obligated to (and, without Parent’s prior written consent, no Acquired Company will) take any of the following actions: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise (A) the sale, divesture, license, hold separate or other disposition of any asset, interest or business of Parent, Purchaser or any of their subsidiaries or affiliates or (B) the sale, divestiture, license, hold separate or other disposition of any asset, interest or business of the Acquired Companies; (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or the Company or their respective subsidiaries or affiliates; or (iii) any other behavioral undertakings or commitments whatsoever, including taking any steps or actions requested or required by any Governmental Entity, creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements of Parent, Purchaser or the Company or their respective subsidiaries or affiliates and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing or by consenting to such action in any such case of clauses (i)-(iii) (any of the foregoing actions, a “Burdensome Condition”). The Company has agreed not to settle or compromise or offer to settle or compromise any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Entity with respect to the Offer, the Merger or the other Transactions without the prior written consent of Parent and, at the written request of Parent, the Acquired Companies will take (or agree to take) any of the actions described in the definition of Burdensome Condition (so long as such action is conditioned upon the occurrence of the Closing).

Subject to the terms and conditions of the Merger Agreement, each of the Company, Parent and Purchaser will (and their respective affiliates, if applicable will): (i) promptly (and in the case of filings pursuant to the HSR Act, in no event later than ten business days after the date of the Merger Agreement) make and effect all filings required to be made or effected by it or otherwise advisable pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Offer and the Merger, (ii) use commercially reasonable efforts to obtain all other consents and approvals required from Third Parties in connection with the Transactions, and (iii) use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable Law to consummate the transactions contemplated by this Merger Agreement. However, in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any consent or approval required for the consummation of any of the Transactions.

Without limiting the generality of anything contained in Section 6.3(a) of the Merger Agreement, subject to applicable Law, each of Company, Parent and Purchaser will use reasonable best efforts to: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each of Company, Parent and Purchaser will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Law and to the extent reasonably practicable, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each of Company, Parent and Purchaser will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have reasonable access to and be consulted in advance in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding; provided that materials may be redacted (A) to remove references concerning the valuation of the Acquired Companies, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

In the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Offer or the Merger or any of the other Transactions and such litigation, action or Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other Transactions, Parent and Purchaser will use reasonable best efforts to take any and all action to promptly resolve any such litigation, action or legal proceeding and each of the Company, Parent and Purchaser will reasonably cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or legal proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger or the other Transactions.

Neither Parent nor Purchaser will, nor will they permit their respective subsidiaries or affiliates to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (i) materially delay or (ii) increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Offer, the Merger or the other Transactions or otherwise not complying with the requirements of Section 6.3 of the Merger Agreement.

Employee Matters

Under the Merger Agreement, for a period of not less than 12 months after the Closing Date, Parent and the Surviving Corporation will provide to each employee of the Acquired Companies who is employed as of immediately prior to the effective time and continues employment with Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation following the Closing Date (each, a “Continuing Employee”) with (A) base salary or base hourly wage rate (as applicable) in an amount at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the effective time and (B) target short-term (i.e., annual or shorter) cash incentive compensation opportunities (including bonuses and commissions) that are at least equal to the target short-term cash incentive compensation opportunities provided to such Continuing Employee as of immediately prior to the effective time, (ii) employee benefits (excluding any equity and long-term cash incentive compensation change in control, severance, retention and defined benefit pension and post-employment health and welfare benefits) that are substantially comparable in the aggregate to those provided to similarly-situated employees of Parent, and (iii) severance benefits equal to the benefits provided under an agreed upon list of policies and agreements.

From and after the effective time, Parent and the Surviving Corporation will use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, full credit (for purposes of eligibility to participate, vesting, benefit accruals, vacation entitlement and severance benefits) for service with the Acquired Companies (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees become participants on or after the effective time (each, a “Parent Plan”), to the same extent as such Continuing Employee was entitled, before the effective time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the effective time; other than (i) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan, (ii) to the extent that its application would result in a duplication of benefits or (iii) for purposes of any plan that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, Parent will credit to Continuing Employees the amount of vacation time that such employees had accrued but not used under any applicable Company Benefit Plan as of the effective time of the Merger, which shall be subject to accrual limits or forfeiture to the same extent as provided under the applicable Company Benefit Plan as of immediately prior to the effective time.

With respect to each Parent Plan that provides medical, dental, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) in which any Continuing Employee becomes eligible to participate, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Welfare Plan and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year in which the effective time occurred in satisfying any applicable co-payment or deductible requirements or out-of-pocket maximums under such Parent Welfare Plan for such calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Benefit Plan.

If directed by Parent in writing at least ten business days prior to the effective time, the Company will terminate the Company’s 401(k) plans, in which case a 401(k) plan sponsored by Parent or one of its Affiliates will accept a direct rollover of distributions from the Company 401(k) Plan of the account balances (including in-kind distributions of promissory notes evidencing all outstanding loans) of each Continuing Employee.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that for six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability, covering each person currently covered by the Company’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the annual premium most recently paid by the Company prior to the date of the Merger Agreement for such insurance (“Current Premium”), and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent will, and will cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company in its discretion prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. If any prepaid policies are obtained prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain all such policies in full force and effect for their full term, and continue to honor the obligations under such policies.

In addition, for six years after the Effective Time, Surviving Corporation has agreed to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which will be advanced as they are incurred, provided that the Indemnified Party has made an undertaking to repay such advances if it is ultimately determined that such Indemnified Party was not entitled to indemnification, such undertaking to be unsecured, interest-free and made without reference to the Indemnified Party’s ability to repay such advances or ultimately entitlement to indemnification), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of clause (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of Section 6.9 of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between the Company and any Indemnified Party made available to Parent; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company Certificate of Incorporation or Company Bylaws as in effect on the date of the Merger Agreement. The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period will continue until the final disposition of such claim.

Transaction Litigation

The Company will as promptly as reasonably practicable notify Parent in writing of, and will give Parent the opportunity to participate in the defense and settlement of, any claim, demand or Legal Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Merger Agreement or the terms and conditions of the Merger Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board or any officer of the Company), or alleging or asserting any misrepresentation or omission in the Offer Documents or Schedule 14D-9 or any other related SEC filings by the Company (“Transaction Litigation”). The Company will keep Parent reasonably apprised on a prompt basis of the Transaction Litigation and the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company will consider in good faith. No Acquired Company will settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties will be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Transaction Litigation.

Section 16 Matters

Prior to the Effective Time, the Company will take all steps as may be reasonably necessary to cause the transactions contemplated by the Merger Agreement, including any dispositions of Shares (including any Company Compensatory Awards) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Parent’s Obligations

Parent will cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of the Merger Agreement, the Offer, the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into the Merger Agreement and perform its obligations under the Merger Agreement, Parent unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under the Merger Agreement and the Transactions, subject to all terms, conditions and limitations contained in the Merger Agreement. Parent represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser will also be deemed to be a breach or default of Parent, and the Company will have the right to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance.

Stock Exchange Delisting and Deregistration

Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

No Solicitation

The Company will not, and will cause its subsidiaries not to, and will not authorize or permit any of its or their representatives to, directly or indirectly:

(i)

solicit, initiate, or knowingly encourage the submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(ii)	furnish any non-public information regarding any Acquired Company to any person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry;

(iii)	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv)	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or

(v)	enter into any Contract or letter of intent, acquisition agreement, agreement in principle or similar agreement, with respect to an Acquisition Proposal or Acquisition Inquiry.

Notwithstanding anything to the contrary contained in the Merger Agreement, the Company and its representatives may engage in any such discussions or negotiations and provide any such information in response to an unsolicited bona fide written Acquisition Proposal first made after the date of the Merger Agreement (that did not result from a breach of Section 2.3 or Section 6.2 of the Merger Agreement) if:

(A)

prior to providing any non-public information regarding any Acquired Company to any Third Party in response to such Acquisition Proposal, the Company receives from such Third Party (or there is then in effect with such party) an executed Acceptable Confidentiality Agreement (as defined below); provided that to or concurrent with providing any non-public information to such Third Party, the Company will make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent or Parent’s representatives); and

(B)

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or would reasonably be expected to lead to a Superior Proposal.

Except to the extent that the Company is prohibited from giving Parent such notice by any Acceptable Confidentiality Agreement in effect as of the date of the Merger Agreement, if the Company receives an Acquisition Proposal after the date of the Merger Agreement, then the Company will promptly (and in no event later than 24 hours after receipt of such Acquisition Proposal) notify Parent in writing of such Acquisition Proposal (including the material terms and conditions thereof), and will keep Parent reasonably informed of any material change to the terms of such Acquisition Proposal (and in no event later than 24 hours after such material change to the terms of such Acquisition Proposal).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not prohibit the making of an Acquisition Proposal or otherwise contain any standstill or similar provision) and that does not prohibit any Acquired Company from providing any information to Parent in accordance with Section 6.2 of the Merger Agreement.

“Acquisition Proposal” means any proposal or offer relating to (i) the acquisition of 20% or more of the equity interests in the Company (by vote or by value) by any Third Party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution or other transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary of the Company) representing, directly or indirectly, 20% or more of the assets of the Acquired Companies, taken as a whole, or to which 20% of the Company’s existing or projected revenues or earnings are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning 20% or more of the outstanding shares of Company Common Stock and other securities of the Company (or instruments convertible to or exchangeable for 20% or more of such outstanding shares or securities), (iv) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company that, if consummated, would result in the stockholders of the Company immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity, or (v) any combination of the foregoing.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to “20%” and “80%” included in the definition of Acquisition Proposal being replaced with references to “50%”) that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory, certainty of closing and other aspects of such Acquisition Proposal and the Merger Agreement that the Company Board deems relevant (in each case taking into account any revisions to the Merger Agreement made in writing by Parent prior to the time of determination pursuant to Section 2.3(d) of the Merger Agreement), would result in a transaction more favorable to the holders of Shares and Preferred Shares than the transactions provided for in the Merger Agreement.

Nothing in the Merger Agreement will prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (or any substantially similar communication); provided that any such disclosure does not contain a Change in Recommendation; or (ii) communicating with any Person (or the representatives of such Person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Person to the provisions of Section 6.2 of the Merger Agreement and/or to clarify and understand the terms and conditions of an Acquisition Proposal made by such Person.

Change in Recommendation

As described above, and subject to the provisions described below, the Company Board has determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Company Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, the Company will not permit either the Company Board or any committee thereof to:

(i)	fail to make, withdraw, modify, amend or qualify, in a manner adverse to Parent and Purchaser, the Company Board Recommendation, or propose publicly to take such action; or

(ii)

approve, adopt or recommend or declare advisable any Acquisition Proposal, or propose publicly to take such action (any action described in clause (i) or clause (ii) being referred to as a “Change in Recommendation”); and

(iii)

permit the Company or any other Acquired Company to enter into any Contract or agreement (other than an Acceptable Confidentiality Agreement) contemplating an Acquisition Proposal (any such contract, an “Alternative Acquisition Agreement”).

The Company has agreed that in the event any Acquired Company or representative of an Acquired Company takes any action which, if taken by the Company, would constitute a breach of Section 2.3 or Section 6.2 of the Merger Agreement, the Company will be deemed to be in breach of Section 2.3 or Section 6.2 of the Merger Agreement. Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Time, the Company Board may make a Change in Recommendation in response to an Acquisition Proposal and/or cause the Company to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal that the Company Board determines, in good faith, constitutes a Superior Proposal with respect to such Superior Offer. However, such action may only be taken if:

(i)	the Acquisition Proposal did not result from a material breach of Section 2.3 or Section 6.2 of the Merger Agreement;

(ii)

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal would constitute a Superior Proposal and that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause the Company to enter into such Alternative Acquisition Agreement would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law;

(iii)

the Company will deliver to Parent a written notice (the “Superior Proposal Notice”) stating that the Company Board intends to take such action (and in the event the Company Board contemplates causing the Company to enter into an Alternative Acquisition Agreement, include a summary of the material terms and conditions of such Alternative Acquisition Agreement);

(iv)

During the four business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company will make its representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

(v)

After the expiration of negotiation period described in clause (iv) above, the Company Board will have determined in good faith, after taking into account any amendments or adjustments to the Merger Agreement or the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iv) above, that (1) after consultation with the Company’s outside legal counsel and financial advisor, such Acquisition Proposal constitutes a Superior Proposal, and (2) after consultation with the Company’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law; and

(vi)

If the Company enters into an Alternative Acquisition Agreement concerning such Superior Proposal, the Company terminates the Merger Agreement in accordance with the procedures set forth in the Merger Agreement.

These requirements above also apply to any material amendment to any Acquisition Proposal and require an additional Superior Proposal Notice, except that the references above to four business days will be deemed to be three business days.

The issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) will not be considered a Change in Recommendation and will not require the Company to give a Superior Proposal Notice or comply with the foregoing provisions.

Other than in connection with an Acquisition Proposal, the Company Board may make a Change in Recommendation in response to any Effect (other than (i) changes in the Share price, in and of itself or (ii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself) arises affecting the Company that does not relate to any Acquisition Proposal and was not known to (or reasonably foreseeable by) the Company Board on or prior to the date of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable) (any such Effect unrelated to an Acquisition Proposal being referred to as an “Intervening Event”) if:

(i)

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that a failure to effect a Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law;

(ii)

any such Change in Recommendation is not effected prior to the fourth business day after Parent receives an Intervening Event Notice from the Company confirming that the Company Board intends to effect such Change in Recommendation and specifying in reasonable detail the reasons therefor;

(iii)	during the abovementioned four business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend or adjust the Merger Agreement or the Offer; and

(iv)	at the end of such four business day period, the Company Board determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments or adjustments to the Merger Agreement or the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iii) above, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would reasonably be expected to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned as follows:

(i)	at any time prior to the Acceptance Time, by mutual written agreement of Parent and the Company;

(ii)

by either Parent or the Company, upon written notice to the other party, at any time after April 19, 2023 (as such date may be extended pursuant to the following proviso, the “End Date”), and prior to the Acceptance Time if the Acceptance Time has not occurred on or before the End Date; provided that the End Date will automatically be extended to July 19, 2023 if the Minimum Condition or Governmental Impediment Condition have not been satisfied as of the close of business on April 10, 2023; provided further that this right to terminate the Merger Agreement will not be available to any party (or any affiliate of such party) whose material breach of any provision of the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date (the right described in this clause (ii), the “End Date Termination Right”);

(iii)

by either Parent or the Company, upon written notice to the other party, at any time prior to the Acceptance Time if (A) any Law is in effect that makes the acceptance for payment of, or the payment for the Shares tendered pursuant to the Offer or the Merger illegal or that prohibits the consummation of the Offer or the Merger, or (B) any Governmental Entity of competent and applicable jurisdiction has issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer or the Merger or prohibiting the consummation of the Offer or the Merger, and such Order has become final and non-appealable;

(iv)

by either Parent or the Company, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; provided, however, that a party will not be permitted to terminate the Merger Agreement pursuant to this clause (iv) if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer results from the failure of such party (or any Affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Acceptance Time (the right described in this clause (iv), the “Offer Non-Satisfaction Termination Right”);

(v)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if the Company Board has effected a Change in Recommendation (provided that, any written notice, including pursuant to Section 2.3(d) of the Merger Agreement, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation will not result in Parent having any termination rights pursuant to this clause (v) unless such written notice otherwise constitutes a Change in Recommendation);

(vi)

by the Company, upon written notice to Parent, prior to the Acceptance Time in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement with respect thereto immediately following such termination, if (A) the Company and the Company Board has complied in all material respects with the notice, negotiation and other requirements set forth in Section 2.3(d) of the Merger Agreement with respect to such Superior Proposal and (B) no Acquired Company has committed a in Willful and

Material Breach of Section 2.3(c) or Section 6.2 of the Merger Agreement in relation to such Superior Proposal;

(vii)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company or any other Acquired Company will have occurred that would cause a failure of any of the conditions set forth in clauses 2(c), 2(d) and 2(e) of Annex I to the Merger Agreement; provided, however, that, if such a breach is curable by the Company within 30 days of the date Parent gives the Company notice of such breach and the Company is continuing to use commercially reasonable efforts to cure such breach, then Parent may not terminate the Merger Agreement under this section on account of such breach unless such breach remains uncured upon the expiration of such 30-day period; provided further, however, that Parent will not be entitled to terminate the Merger Agreement pursuant to this section if either Parent or Purchaser is then in breach of the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement pursuant to clause (viii) below (disregarding the notice and cure rights set forth therein) (the right described in this clause (vii), the “Parent Breach Termination Right”);

(viii)

by the Company, upon written notice to Parent, at any time prior to the Acceptance Time, if a breach in any material respect of any representation or warranty of Parent or Purchaser or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent or Purchaser will have occurred, in each case if such breach or failure prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other Transactions; provided, however, that, for purposes of this section, if such a breach is curable by Parent within 30 days of the date the Company gives Parent written notice of such breach and Parent is continuing to use its commercially reasonable efforts to cure such breach, then the Company may not terminate the Merger Agreement under this section on account of such breach unless such breach remains uncured upon the expiration of such 30-day period; provided further, however, that the Company will not be entitled to terminate the Merger Agreement pursuant to this section if the Company is then in breach of the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to clause (vii) above (disregarding the notice and cure rights set forth therein);

(ix)

by the Company, upon written notice to Parent, if Purchaser fails to commence the Offer in accordance with Section 2.1 of the Merger Agreement on or prior to the tenth business day following the date of the Merger Agreement or if Purchaser fails to consummate the Offer when required to do so in accordance with the terms of the Merger Agreement; provided, however, that the right to terminate the Merger Agreement pursuant to this section will not be available to the Company if the Company is in breach of any provision of the Merger Agreement that has been the proximate cause of, or resulted in, Purchaser’s failure to commence or consummate the Offer in accordance with the terms of the Merger Agreement; or

(x)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if (A) the Company is in Willful and Material Breach of any of its obligations pursuant to Section 2.3(c) or Section 6.2 of the Merger Agreement in any material respect, (B) subject to Section 2.3(d) of the Merger Agreement, the Company Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or (C) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer.

Effect of Termination

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party thereto; provided, however, that: (a) certain specified provisions of the Merger Agreement will survive, including those described in “—Company Termination Fee” below; and (b) the termination of the Merger Agreement will not relieve any party from any liabilities or damages (which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the aggregate amount of the Offer Price, the Merger Consideration, consideration in respect of Company Compensatory Awards, other combination opportunities and the time value of money), which will be deemed to be damages of such party) arising out of its Willful and Material Breach of any provision of the Merger Agreement or any other agreement delivered in connection herewith or any fraud, subject only, with respect to any such liabilities of the Company, to Section 8.3(b) and Section 8.3(c) of the Merger Agreement. Without limiting the generality of the preceding sentence, Parent and Purchaser have agreed that any failure of Parent or Purchaser to satisfy its obligation to accept for payment or pay for the Shares or the Company Compensatory Awards in accordance with the Merger Agreement following satisfaction of the Offer Conditions, and any failure of Parent to consummate the Merger in accordance with Section 3.3 of the Merger Agreement following satisfaction of the conditions set forth in Article 7 of the Merger Agreement, will be deemed to constitute a Willful and Material Breach of a covenant of the Merger Agreement. In addition, the parties’ rights and remedies under the Confidentiality Agreement will not be affected by a termination of the Merger Agreement.

Company Termination Fee

The Company has agreed to pay (or cause to be paid to) Parent a termination fee of $34.5 million in cash (the “Termination Fee”) if:

(i)

(A) the Merger Agreement is terminated by Parent or the Company, due to the End Date Termination Right or the Offer Non-Satisfaction Termination Right, or by Parent due to the Parent Breach Termination Right (provided that (x) at the time of any such termination, the Minimum Condition is not satisfied, and (y) with respect to any such termination by the Company, the right to terminate the Merger Agreement pursuant to the End Date Termination Right Section or the Offer Non-Satisfaction Termination Right, as applicable, is then available to Parent);

(B) following the date of the Merger Agreement and prior to the time of the termination of the Merger Agreement, a bona fide Acquisition Proposal has been publicly announced (and such Acquisition Proposal has not been publicly withdrawn prior to the time of the termination of the Merger Agreement); and

(C) within 12 months after the termination of the Merger Agreement, enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during or following such 12-month period) (with all references to “20%” and “80%” in the definition of Acquisition Proposal being treated as “50%” for purposes of this sentence);

(ii)

the Merger Agreement is terminated by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if the Company Board has effected a Change in Recommendation (provided that, any written notice, including pursuant to Section 2.3(d) of the Merger Agreement, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation will not result in Parent having any termination rights pursuant to this clause (ii) unless such written notice otherwise constitutes a Change in Recommendation);

(iii)

the Merger Agreement is terminated by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if (A) the Company is in Willful and Material Breach of any of its obligations pursuant to Section 2.3(c) or Section 6.2 of the Merger Agreement in any material respect, (B) subject to Section 2.3(d) of the Merger Agreement, the Company Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or (C) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer; or

(iv)

the Merger Agreement is terminated by the Company, upon written notice to Parent, prior to the Acceptance Time in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement with respect thereto immediately following such termination, if (A) the Company and the Company Board has complied in all material respects with the notice, negotiation and other requirements set forth in Section 2.3(d) of the Merger Agreement with respect to such Superior Proposal and (B) no Acquired Company has committed a in Willful and Material Breach of Section 2.3(c) or Section 6.2 of the Merger Agreement in relation to such Superior Proposal.

In the event of any termination described above, the receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and the Company will have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective affiliates or any other Person, and none of Parent, Purchaser or any of their respective affiliates or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Subsidiaries or affiliates for damages or any equitable relief arising out of or in connection with the Merger Agreement, any of the Transactions, or any matters forming the basis for such termination.

In the event that the Company fails to pay the Termination Fee when due, Parent will be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Specific Performance

The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware courts, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Transfer Taxes

The payment of any transfer, documentary, sales, use, stamp, registration, value added and other taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred solely by a holder of the Shares or Preferred Shares in connection with the Offer, the Merger, or the other Transactions, and the filing of any related tax returns, shall be the sole responsibility of such holder. Except as expressly provided in the preceding sentence, all Transfer Taxes incurred in connection with the Offer, the Merger or the other Transactions shall be paid by Parent or Merger Sub when due.

Offer Conditions

The Offer Conditions are described in Section 13—“Conditions of the Offer.”

CVR Agreement

Parent has agreed, at or prior to the Acceptance Time, to enter into the CVR Agreement, which will govern the terms of the CVRs. The following description assumes that the CVR Agreement will be duly executed by Parent and the Rights Agent. The CVR Agreement sets forth the circumstances under which Parent will be obligated to deposit with the Rights Agent the contingent cash payments for distribution to the holders of CVRs and the procedures for making such distributions.

Contingent Value Milestones

Each CVR represents the non-transferable contractual right to receive up to $3.50 per CVR, in cash, contingent upon the achievement of the milestones described herein. Pursuant to the CVR Agreement, each CVR holder would be entitled to receive $1.00 per CVR the first time that in any Fiscal Year (as defined in the CVR Agreement) ending on or prior to March 31, 2027, the Net Sales (as defined in the CVR Agreement) of deuruxolitinib is equal to or exceeds $100,000,000 ( “Milestone 1”) and $2.50 per CVR the first time that in any period of four consecutive Fiscal Quarters (as defined in the CVR Agreement) ending on or prior to December 31, 2029, the Net Sales of deuruxolitinib is equal to or exceeds $500,000,000 (“Milestone 2,” and together, with Milestone 1, the “Milestones,” and each, a “Milestone”).

Pursuant to the CVR Agreement, Parent has the right, in its sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of deuruxolitinib in all respects, but Parent will use Diligent Efforts (as defined in the CVR Agreement) following the First Commercial Sale (as defined in the CVR Agreement) of deuruxolitinib, to achieve the Milestones, which efforts generally require Parent, in carrying out its obligations, to use those efforts required to carry out such tasks in good faith and a diligent manner with efforts and the expenditure of resources that is consistent with commercially reasonable practices, in each case which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its affiliates would devote to a product of similar market potential at a similar stage in development or product life as deuruxolitinib, taking into account issues of safety and efficacy, product profile, the competitiveness of other products in development and in the marketplace, the proprietary position of deuruxolitinib (including with respect to patent or regulatory exclusivity and the scope and duration thereof), the regulatory structure involved, the profitability of deuruxolitinib (including pricing and reimbursement achieved or likely to be achieved), market potential, labeling and other relevant technical, legal, commercial, scientific or medical factors.

In general, for purposes of the CVR Agreement, “First Commercial Sale” will be determined as the first sale of deuruxolitinib to a third party for monetary value by Parent, any assignee or controlled affiliate or their respective sublicensees for use, consumption or distribution in the United States after Regulatory Approval (as defined in the CVR Agreement) has been granted by the FDA; provided that “First Commercial Sale” shall not include any sale, distribution or other disposal or use of deuruxolitinib for research, regulatory, development or charitable or other not-for-profit purposes, such as clinical trials, pre-clinical studies, compassionate use, distribution of free samples, or named patient use or indigent patient programs.

Payments with Respect to CVRs

If a Milestone is not achieved, no payment will become payable to the holders of CVRs for such Milestone and it is possible that neither Milestone will be achieved. It is not possible to predict whether payments will become payable with respect to the CVRs.

Within 60 days following either the last day of the Fiscal Year in which Milestone 1 is achieved or the last day of the Fiscal Quarter in which Milestone 2 is achieved, Parent will deliver to the Rights Agent a written notice indicating such Milestone was achieved along with any letter of instruction reasonably required by the Rights Agent. The CVR Agreement requires Parent to promptly deposit with the Rights Agent for payment to the holders of CVRs (other than holders in respect of Equity Award CVRs (as defined in the CVR Agreement)) the applicable contingent cash payment amount owed, if any. The Rights Agent will pay the applicable contingent cash payment amount, if any, and send a copy of the applicable notice to each holder of a CVR (other than holders in respect of Equity Award CVRs) within ten business days of receipt of Parent’s notice relating to such Milestone. With respect to payments in respect of Equity Award CVRs, such payments will be paid to the applicable holder through payroll of Parent or an appropriate successor no later than 60 days following either the last day of the Fiscal Year in which Milestone 1 is achieved or the last day of the Fiscal Quarter in which Milestone 2 is achieved. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

Restrictions on Transfer

The CVRs will not be transferable except:

a)	upon death of a CVR holder by will or intestacy;

b)	pursuant to a court order of a court of competent jurisdiction;

c)

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

d)

in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by The Depository Trust Company or any successor thereto;

e)	if the CVR holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or

f)	by a holder of CVRs, at such holder’s option, to Parent or any of its affiliates, in which case such transferring holder abandons all of such holder’s remaining rights in a CVR.

The Rights Agent will keep a register for the purpose of registering the CVRs and any permitted transfers of the CVRs in accordance with the CVR Agreement. In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or any constituent company to the Merger.

Amendments to the CVR Agreement

Without the consent of any CVR holders or the Rights Agent, Parent may enter into one or more amendments to the CVR Agreement to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent in the CVR Agreement.

Without the consent of any CVR holders, Parent and the Rights Agent may enter into one or more amendments, for any of the following purposes:

a)	to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in the CVR Agreement;

b)

to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the CVR holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

c)

to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement or the Merger Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

d)

as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

e)	as may be necessary or appropriate to ensure Parent complies with applicable law;

f)	to reduce the number of CVRs, in the event any CVR holder agrees to renounce such holder’s rights under the CVR Agreement or abandons such CVRs to Parent; or

g)

any other amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement; provided that such addition, elimination or change does not adversely affect the interests of the CVR holders.

Subject to the provisions described above, with the consent of the holders of at least a majority of the outstanding CVRs, Parent and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the CVR holders (subject to certain limitations set forth in the CVR Agreement).

Governing Law and Dispute Resolution

The CVR Agreement and all actions arising under the CVR Agreement shall be governed by Delaware law. In the event of any dispute arising out of or relating to the CVR Agreement, such dispute shall be finally resolved by binding arbitration administered by the International Centre for Dispute Resolution of the American Arbitration Association under its Commercial and International Rules; however any dispute that (a) concerns any antitrust, anti- monopoly or competition law or regulation, whether or not statutory, or (b) is asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations under the CVR Agreement will be resolved in state or federal court in the State of Delaware.

Termination of the CVR Agreement

The CVR Agreement will terminate and no payments will be required to be made upon the earlier of (a) the payment of all potential contingent cash payment amounts required to be paid under the CVR Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the majority of the holders of outstanding CVRs, (c) the expiration of the Review Request Period (as defined in the CVR Agreement) (provided no written request is received during such Review Request Period) and (d) if a written request is received during the Review Request Period immediately following the Milestone 2 Deadline Date (as defined in the CVR Agreement), the date of the decision of the Independent Accountant (as defined in the CVR Agreement) (and, if applicable, payment of any amounts as determined by the Independent Accountant).

The above summary of the material provisions of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. The CVR Agreement also may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser” under “Available Information.” Stockholders and other interested parties should read the CVR Agreement for a more complete description of the provisions summarized above.

Confidentiality Agreements

Parent and the Company entered into the Confidentiality Agreement. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information the Company may make available to Parent will not be disclosed or used for any purpose other than the evaluation, negotiation and completion of the possible negotiated transaction involving Parent and the Company for a period lasting two (2) years from the date of the Confidentiality Agreement. The Confidentiality Agreement includes a standstill provision for a period of twelve (12) months for the benefit of the Company.

Previously, Parent and the Company entered into the Prior Confidentiality Agreement for purposes of evaluating a potential business relationship between Parent and the Company related to the Company’s proprietary deuruxolitinib program and any other program in the Company’s pipeline. The Prior Confidentiality Agreement does not contain any standstill provision.

This summary of the Confidentiality Agreements is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement and the Prior Confidentiality Agreement, each of which are filed as Exhibit (d)(4) and Exhibit (d)(3), respectively, of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Parent and the Company entered into a letter agreement, dated December 16, 2023 (the “Exclusivity Agreement”) pursuant to which the Company agreed that it would not, and would cause its representatives not to, from December 16, 2023 through the Exclusivity Termination Time (as defined below) (i) enter into or continue any negotiations with any party other than Parent and its affiliates (a “third party”) with respect to a possible acquisition of the Company by such third party, (ii) directly or indirectly solicit, initiate or knowingly encourage any inquiries, proposals or offers from any third party with respect to a competing transaction or (iii) enter into any agreement with a third party relating to a competing transaction. As used in the Exclusivity Agreement, the “Exclusivity Termination Time” means the earliest of (a) the execution of a definitive agreement by Parent and the Company providing for a transaction, if any, (b) 11:59 p.m. (Eastern Standard Time) on January 16, 2023, or such later date as Parent and Company may mutually agree in writing, (c) the termination of negotiations between the Company and Parent with respect to the Transaction as confirmed in writing by both Company and Parent and (d) the time at which Parent informs the Company that Parent will not proceed with the transaction unless the Company agrees to reduce the upfront cash consideration below $8.00 per share of Company common stock and/or reduce the cash CVR below $3.50 per share of Company common stock.

Parent and the Company subsequently entered into a second letter agreement, dated January 17, 2023 (the “Exclusivity Extension”) pursuant to which the parties mutually agreed to change “January 16, 2023” in the definition of the Exclusivity Termination Time to “January 18, 2023,” thus extending the period of exclusivity.

This summary of the Exclusivity Agreement and Exclusivity Extension is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement and Exclusivity Extension, which are filed as Exhibit (d)(5) and Exhibit (d)(6), respectively, of the Schedule TO and is incorporated herein by reference.

12. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger (including payments for Company Options, Company PSUs, Company RSUs, Company Warrants, Preferred Shares and other payments referred to in the Merger Agreement, and including fees and expenses) will be approximately $596 million. In addition, Parent would need approximately $260 million (including fees and expenses) to pay the maximum aggregate amount that the holders of CVRs and holders of certain options would be entitled to if all of the Milestones are achieved. Parent and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses through a combination of Parent’s available cash on hand and short-term financing.

Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger (including payments for Company Options,

Company PSUs, Company RSUs, Company Warrants and the Preferred Shares and the other payments referred to in the Merger Agreement).

13. Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Termination Condition, the HSR Condition, the Governmental Impediment Condition and the conditions set forth in clauses (a) through (d) below. Accordingly, notwithstanding any other terms or provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be obligated to irrevocably accept for payment, or, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to purchase or return the tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the Expiration Date) pursuant to the Offer (and not theretofore accepted for payment or paid for), if (A) the Minimum Condition, the Termination Condition, the HSR Condition and Governmental Impediment Condition has not been satisfied at the time of the expiration of the Offer on the Expiration Date; or (B) any of the additional conditions set forth below are not satisfied or waived in writing by Parent at the time of the expiration of the Offer on the Expiration Date:

(a)

(i) the representations and warranties of the Company set forth in Section 4.3(a) or (e) (Capitalization) and Section 4.5(b) (Absence of Certain Changes) of the Merger Agreement shall be true and correct except for any de minimis inaccuracies as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date);

(ii) the representations and warranties of the Company set forth in Section 4.1(a) or (c) (Organization and Good Standing; Subsidiaries), Section 4.3(c), (d), (f) or (g) (Capitalization), Section 4.17 (Authority; Binding Nature of Agreement), Section 4.18 (No Vote Required), Section 4.19(a)(i) (Non-Contravention; Consents), Section 4.20 (Takeover Laws), Section 4.21 (Opinion of Financial Advisor) and Section 4.22 (Brokers) of the Merger Agreement shall be true and correct in all material respects (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); or

(iii) the representations and warranties of the Company set forth in Article 4 of the Merger Agreement (other than the representations and warranties set forth in clause (a)(i) and clause (a)(ii) above) shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, the aforementioned condition in this clause (a)(iii) will be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct if the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not resulted in a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with the obligations or covenants required to be performed by it under the Merger Agreement and such failure to perform or comply shall not have been cured prior to the expiration of the Offer;

(c) the Company shall have delivered to Parent, dated as of the Expiration Date, a certificate signed on behalf of the Company to the effect that the conditions set forth in clauses (a), (b) and (d) have been satisfied as of immediately prior to the expiration of the Offer; or

(d) since the date of the Merger Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. All Offer Conditions must be satisfied or waived as of the Expiration Date. If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.

14. Dividends and Distributions.

The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, (A) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent and (y) distributions resulting from the vesting or exercise of any Company Compensatory Award outstanding as of the date of the Merger Agreement and listed on the confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement, in accordance with its terms as of the date of the Merger Agreement, (B) split, combine, subdivide or reclassify any capital stock of the Acquired Companies, or (C) purchase, redeem or otherwise acquire any Equity Securities of any Acquired Company, except for acquisitions of shares of Company Common Stock by the Company in satisfaction by holders of Company Compensatory Awards of the applicable exercise price or withholding taxes with respect to such Company Compensatory Award in accordance with its terms. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Conduct of Business Pending the Merger.”

15. Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s or Parent’s business or that certain parts of the Company’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for the

Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements—Merger Agreement—Filings, Consents and Approvals” and Section 13—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent and the Company by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 1, 2023. Under the HSR Act, the required waiting period will expire at 11:59 p.m., New York City time, on the 30th calendar day after the filing by Parent and the Company, unless earlier terminated by the FTC and the Antitrust Division or Parent and the Company receive a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If Second Requests are issued, the waiting period with respect to the Offer would be extended for an additional period of thirty calendar days following the date of Parent’s and the Company’s substantial compliance with those requests. The FTC or the Antitrust Division may terminate the additional 30-day waiting period before its expiration. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality of transactions under the U.S. antitrust laws, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) would not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Vote Not Required. The Company has represented in the Merger Agreement that it has the corporate power and authority to execute and deliver and to perform its obligations under the Merger Agreement and to consummate the Transactions and that the Merger Agreement has been duly executed and delivered by the Company. Section 251(h) of the DGCL provides that a stockholder vote is not required to authorize a merger if certain requirements are met, including that (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement, Contingent Value Rights Agreement and Certain Other Agreements.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation whose stock is publicly traded or held for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has represented to us in the Merger Agreement that it has taken or will take all actions necessary to render Section 203 of the DGCL and any other “moratorium,” “control share acquisition,” “fair price,” “super majority,” “affiliate transactions,” or “business combination” or other similar state anti-takeover laws and regulations inapplicable to the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the stockholders and beneficial owners of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or Preferred Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares or Preferred Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares or Preferred Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares or Preferred Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Chancery Court demanding a determination of the fair value of the Shares and Preferred Shares held by all holders who did not tender in the Offer and demanded appraisal.

Stockholders should be aware that the fair value of their Shares or Preferred Shares, as applicable, could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares or Preferred Shares, as applicable, could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares or Preferred Shares. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares or Preferred Shares, as applicable, is less than the price paid in the Offer and the Merger, as applicable.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. This summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II TO THE COMPANY’S SCHEDULE 14D-9 CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must (i) prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company at 65 Hayden Avenue, Suite 3000N, Lexington, Massachusetts 02421, Attention: Chief Legal Officer, a written demand for appraisal of Shares and/or Preferred Shares, as applicable, held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal, (ii) in the case of Company Common Stock, not tender his, her or its Shares in the Offer, (iii) continuously hold of record the Shares or Preferred Shares, as applicable, from the date on which the written demand for appraisal is made through the Effective Time and (iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the Schedule 14D-9. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The foregoing summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES OR PREFERRED SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES OR PREFERRED SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. None.

16. Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning the Company” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be an agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Sun Pharmaceutical Industries Ltd.
Foliage Merger Sub, Inc.
February 2, 2023

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT.

1. Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of January 31, 2023.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Abhay Gandhi India Director and President

Mr. Gandhi has served as the Chief Executive Officer of Parent since November 2016. Prior to that, Mr. Gandhi served as the Chief Executive Officer and whole-time director on the board of directors of Sun Pharma Laboratories Limited from November 2013 to November 2016. Mr. Gandhi has also served as the Vice Chairman of the board of directors of Taro Pharmaceutical Industries Ltd. since January 2017.

The principal office address of Mr. Gandhi is 2, Independence Way, Princeton, NJ 08540. The telephone number of the principal office is (609) 720-9200.

Zvi Albert United States of America Vice President and Chief Financial Officer

Mr. Albert has served as the North American CFO of Parent since August 2015.

The principal office address of Mr. Albert is 2, Independence Way, Princeton, NJ 08540. The telephone number of the principal office is (609) 720-9200.

Erik Harrison Zwicker United States of America Secretary and General Counsel

Mr. Zwicker has served as the Vice President, General Counsel & Corporate Secretary for both Sun Pharmaceutical Industries, Inc. and Taro Pharmaceutical Industries Ltd. since April 2020. Prior to that, Mr. Zwicker served as Head of Legal, Chief Compliance Officer and Senior Partner at Roviant Sciences, Inc., a life sciences company, from October 2017 to April 2020.

The principal office address of Mr. Zwicker is 2, Independence Way, Princeton, NJ 08540. The telephone number of the principal office is (609) 720-9200.

Sudhir Valia India Director	Mr. Valia has served as a member of the board of directors of Parent since its inception. Mr. Valia assumed his current position as non-independent and non-executive director in May 2019, and previously served as a whole-time director from January 1994 to May 2019. Mr. Valia has additionally served as: (i) Chairman of ITI Mutual Fund Trustee Pvt. Ltd.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
since 2016, (ii) Designated Partner of Thirdwave Multitrade LLP since February 2010, Neostar Developers LLP since October 2013, Realsoft Developers LLP since December 2015, Inizio Investrade LLP since October 2016, Toplink Advisors LLP since October 2016, Rebus Advisors and Ivestrade LLP since November 2016, and Expedient Multitrade LLP since April 2018, (iii) Individual Partner of Sejraj Financial Services LLP from May 2015 to January 2017, and (iv) Director of Alfa Infrapop Private Limited and Aditya Clean Power Ventures Private Limited, since March 2010 and September 2015, respectively.

2. Directors and Executive Officers of Parent.

The following table sets forth information about the directors and executive officers of Parent as of January 31, 2023.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Chinnadharavaram Sundaresan Muralidharan India Chief Financial Officer	Mr. Muralidharan has served as the Chief Financial Officer of Parent and Sun Pharma Laboratories Limited since June 2017.

Davinder Singh Marwah India Executive Vice President, Sun Global Operations	Mr. Mawah has served as the Executive Vice President, Sun Global Operations of Parent since April 2020.

Dr. Atulkumar Mathuradas Raut India Vice President, Business Development	Dr. Raut has served as the Vice President, Business Development of Parent since April 2019. Prior to that, Dr. Raut served as the Associate Vice President, Business Development of Parent from April 2016 to March 2019. Dr. Raut also holds the position of non-executive director on the board of directors of various other companies.

Dr. Sapna Purohit India Senior Vice President, Human Resources & Administration	Dr. Purohit has served as the Senior Vice President, Human Resources & Administration of Parent since March 2018. Prior to that, Dr. Purohit served as the Head of Human Resources for Reliance Power Limited, a pharmaceutical manufacturing and supply company, from December 2010 to December 2017. Dr. Purohit also holds the position of non-executive director on the board of directors of various other companies.

Sreenivasrao Nandigam India Senior Vice President, Supply Chain Management	Mr. Nandigam has served as the Senior Vice President, Supply Chain Management of Parent since September 2017.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Aalok Dilip Shanghvi India Executive Vice President, Emerging Markets	Mr. Shanghvi has served as the Executive Vice President, Emerging Markets of Parent since April 2020. Mr. Shanghvi also holds non-executive director positions on the board of directors of various other companies. Mr. Shanghvi also holds the position of non-executive director on the board of directors of various other companies.

Dilip Shantilal Shanghvi India Managing Director	Mr. Shanghvi is the founder of Parent and currently serves as Managing Director of both Parent and Sun Petrochemicals Private Limited. Mr. Shanghvi previously held the position of Managing Director at Sun Pharma Advanced Research Company Ltd., from March 2007 to May 2021. Mr. Shanghvi also holds the position of non-executive director on the board of directors of various other companies.

Sudhir Vrundavandas Valia India Non-Independent, Non-Executive Director	See Schedule A, Section 1 –“Directors and Executive Officers of Purchaser” above.

Gautam Bhailal Doshi India Independent Director	Mr. Doshi has served as a non-executive and independent director on the board of directors of Parent since May 2018. Since September 2020, Mr. Doshi has been a Partner of management consultant Bhavna Doshi Associates LLP, and further holds the position of non-executive director on the board of directors of other companies.

Kalyanasundaram Subramanian New Zealand Executive Director	Mr. Subramanian has served as a whole-time executive director on the board of directors of Parent since July 2019. Prior to that, Mr. Subramanian served as Chief Executive Officer and whole-time director on the board of directors of Sun Pharma Laboratories Limited from February 2017 to July 2019, and prior to that held positions at Parent and Taro Pharmaceutical Industries Ltd. beginning in 2010. Mr. Subramanian also holds the position of non-executive director on the board of directors of various other companies.

Dr. Pawan Goenka India Lead Independent Director	Dr. Goenka has served as the lead independent director on the board of directors of Parent since May 2021. Mr. Goenka is the Chairperson of the Indian National Space Promotion and Authorisation Centre (IN-SPACe), a regulator for space activity, and has held this position since September 2021. Mr. Goenka has also previously held the position of Managing Director and Chief Executive Officer at Mahindra & Mahindra Limited, an automotive and tractor company, from November 2016 to March 2021. Mr. Goenka also holds the position of non-executive

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
director on the board of directors of various other companies.

Rama Bijapurkar India Independent Director	Ms. Bijapurkar has served as an independent director on the board of directors of Parent since May 2021. Ms. Bijapurkar has also been serving as an independent management consultant in her individual capacity for various entities for many years. Ms. Bijapurkar also holds the position of non-executive director on the board of directors of various other companies.

Sailesh Trambaklal Desai India Executive Director	Mr. Desai has served as a director on the board of directors of Parent since March 1999 and is currently serving as a whole-time director. Mr. Desai also holds the position of non-executive director on the board of directors of various other companies.

Sanjay Khatau Asher India Independent Director	Mr. Asher has served as an independent director on the board of directors of Parent since November 2022. Mr. Asher also serves as a Senior Partner at law firm M/s. Crawford Bayley & Co., where Mr. Asher has maintained a position since March 1990. Mr. Asher also holds the position of non-executive director on the board of directors of various other companies.

Unless otherwise indicated, the common business address and telephone number for all the directors and executive officers is as follows:

c/o Sun Pharmaceutical Industries Ltd., Sun House, CTS No. 201 B/1, Western Express Highway, Goregaon (E), Mumbai 400063 and its telephone number is (+91 22) 4324 4324.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway

New York, New York 10018

(212) 929-5500

Call Toll-Free (800) 322-2885

Fax: (646) 439-9201

Email: tenderoffer@mackenziepartners.com